SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2006 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Report

for the quarter and six months ended 30 June 2006

Group results for the quarter

❖ Gold production up 6% to 1.415Moz, primarily due to strong performances from South African, Malian, South American and Australian operations
❖ Price received 10% higher to $600/oz
❖ Total cash costs down 1% to $305/oz
❖ Adjusted headline earnings up 63% to $140m
❖ Interim dividend of 210 South African cents (29.89 US cents)/share declared
❖ Net debt level reduced from $1.66bn to $1.03bn

		Quarter ended Jun 2006	Quarter ended Mar 2006	Six months ended Jun 2006	Six months ended Jun 2005	Quarter ended Jun 2006	Quarter ended Mar 2006	Six months ended Jun 2006	Six months ended Jun 2005
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	44,024	41,667	85,691	97,600	1,415	1,340	2,755	3,138
Price received[1]	- R/kg / $/oz	125,409	107,903	116,683	84,739	600	545	573	423
Total cash costs	- R/kg / $/oz	63,276	60,815	62,079	56,064	305	308	306	281
Total production costs	- R/kg / $/oz	85,168	82,079	83,666	72,683	410	416	413	364
Financial review									
Gross (loss) profit	- R / $ million	(594)	(318)	(912)	1,186	25	(61)	(37)	211
Gross profit adjusted for the effect of unrealised non-hedge derivatives[2]	- R / $ million	1,988	1,248	3,237	1,441	305	202	507	230
(Loss) profit attributable to equity shareholders	- R / $ million	(1,047)	(1,074)	(2,121)	616	(54)	(185)	(240)	118
Headline (loss) earnings[3]	- R / $ million	(1,086)	(1,067)	(2,154)	765	(60)	(184)	(244)	143
Headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps[4]	- R / $ million	911	530	1,442	877	140	86	226	138
Capital expenditure	- R / $ million	1,168	961	2,130	1,932	181	156	337	311
(Loss) earnings per ordinary share	- cents/share								
Basic		(383)	(405)	(788)	233	(20)	(70)	(89)	45
Diluted		(383)	(405)	(788)	232	(20)	(70)	(89)	45
Headline[3]		(398)	(403)	(801)	289	(22)	(69)	(91)	54
Headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps[4]	- cents/share	334	200	536	332	51	32	84	52
Dividends	- cents/share			210	170			30	26

Notes:
1. *Price received includes realised non-hedge derivatives.*
2. *Refer to note B of "Non-GAAP disclosure" for the definition.*
3. *Refer to note 8 of "Notes" for the definition.*
4. *Refer to note A of "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Quarter 2 2006

Operations **at a glance**

for the quarter ended 30 June 2006

	Price received[1]		Production		Total cash costs		Cash gross profit[2]		Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives[3]	
	$/oz	% Variance[4]	oz (000)	% Variance[4]	$/oz	% Variance[4]	$m	% Variance[4]	$m	% Variance[4]
Mponeng	651	12	156	14	229	(12)	65	44	50	56
Great Noligwa	655	14	153	(5)	277	5	56	14	45	25
Sunrise Dam	651	9	113	24	273	(3)	46	64	37	68
TauTona	653	14	120	9	267	(9)	45	45	32	78
Kopanang	654	14	114	10	295	(9)	40	54	34	79
AngloGold Ashanti Mineração	621	36	57	16	190	1	24	71	21	91
Cerro Vanguardia[5]	515	13	64	23	188	1	24	60	18	125
Morila[5]	632	13	54	–	249	(5)	19	19	15	36
Sadiola[5]	628	14	52	24	255	(6)	18	80	14	56
Yatela[5]	629	13	40	21	232	5	15	25	12	20
Geita	645	16	71	(15)	507	38	10	–	3	50
Cripple Creek & Victor	288	(22)	65	2	242	(2)	10	–	(5)	(350)
Siguiri[5]	519	(2)	59	4	403	6	9	(18)	2	(50)
Serra Grande[5]	499	10	24	–	206	10	8	33	6	20
Tau Lekoa	653	14	41	(11)	447	(14)	8	700	2	140
Navachab	638	15	22	–	279	23	8	14	6	20
Obuasi	480	(10)	97	(2)	406	16	7	(61)	(9)	(1,000)
Savuka	647	13	21	–	359	(1)	6	50	5	25
Iduapriem[5]	500	(6)	41	(5)	408	13	5	(29)	–	(100)
Bibiani	631	14	9	(40)	412	47	2	(50)	1	(50)
Moab Khotsong	655	12	11	22	666	(21)	–	100	(5)	29
Other			31	48			27	35	21	75
AngloGold Ashanti	600	10	1,415	6	305	(1)	452	32	305	51

1 Price received includes realised non-hedge derivatives.
2 Cash gross profit is gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
3 Refer to note B of Non-GAAP disclosure for the definition.
4 Variance June 2006 quarter on March 2006 quarter – increase (decrease).
5 Attributable.

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER

The quarter produced a modest improvement in lost-time injury rates (6.6 compared to 6.8) and a more significant improvement in fatal accidents (5 compared to 11), with fatality rates reducing from 0.28 to 0.12. Three operations were lost-time accident free, namely Cripple Creek & Victor, Bibiani and Yatela. A further seven operations recorded a single lost-time injury during the quarter.

Improved production, higher received prices and lower costs resulted in an improved financial performance for the June quarter, with adjusted headline earnings up 63% to $140m. The price received, at $600/oz, was 10% higher than that of the previous quarter. Operational performance was also solid, as particularly strong results from the South Africa region and several of the international assets resulted in a 6% improvement in production to 1.415Moz and slightly lower total cash costs, at $305/oz.

Four of the seven South African operations posted higher production and lower total cash costs, with production for the region 6% higher quarter-on-quarter and total cash costs 4% better at R59,200/kg. Kopanang, Mponeng and TauTona reported particularly strong results, with production increases of 11%, 14% and 9% and total cash cost improvements of 5%, 8% and 5%, respectively. At Great Noligwa, lower volumes resulted in a 5% production decline as well as a 10% increase in total cash costs.

In respect of the other African assets, the Malian operations had a strong quarter, with production 24% higher at Sadiola, 21% higher at Yatela and steady at Morila. Production at Siguiri in Guinea also improved by 4%, while all three of the Ghanaian assets reported both lower production and higher cash costs.

As previously forecast, Geita, in Tanzania, continued to suffer the effects of the first quarter's adverse weather conditions and the related delay in the Nyankanga pit push-back. Production consequently declined 15% and total cash costs increased 38%. In addition, the recent application of a more appropriate grade evaluation model has resulted in a lower in situ grade and an increase in ore tonnage. This has reduced the feed grade to the plant and in turn, gold output, as the plant is currently running at full capacity. In light of these issues, the 2006 production outlook for Geita has been revised to approximately 350,000oz, with the potential to double this in 2007, as the pit push-back is completed and higher grades are accessed. Importantly, this near-term revising down of production at Geita does not impact the view of the significant long-term potential of this orebody.

Turning to the international assets, Sunrise Dam, in Australia, reported excellent operating results, with production up 24% due to higher grades. Total cash costs were consequently 4% lower quarter-on-quarter.

In South America, both Cerro Vanguardia in Argentina and AngloGold Ashanti Mineração in Brazil reported solid results, with production 23% and 16% higher, respectively, with total cash costs stable.

At Cripple Creek & Victor, in the United States, both production and total cash costs improved 2% due to an increase in recoverable ounces placed on the heap leach pad. Notwithstanding this improvement, however, the 2006 production outlook for Cripple Creek & Victor has been reduced to approximately 300,000oz. This revision is due to the effect of the quarter's reduced rainfall on the irrigation of the heap leach, after higher volumes were placed on the pad to mitigate the effect of the lower grades mined from the bottom of the Altman pit late last year and into the first quarter of 2006. The release of the lock-up on the leach pad is expected to improve the production outlook in 2007.

A dividend of 210 South African cents (29.89 US cents) per share has been declared for the six months ended 30 June 2006.

Looking ahead, production for the third quarter is estimated to be around 1.4Moz at an average total cash cost of $306/oz, assuming the following exchange rates: R7.00/$, A$/$0.75, BRL2.18/$ and Argentinean peso 3.07/$. Capital expenditure is estimated at $273m and will be managed in line with profitability and cash flow.

In light of the company's year-to-date performance and the downward revision of the annual forecast ounces for Geita and Cripple Creek & Victor, the group production outlook for the year currently stands at around 5.7Moz. The total cash costs for the year are estimated at $301/oz. Capital expenditure is forecast at $851m based on the following exchange rates: R6.65/$, A$/$0.75, BRL2.20/$ and Argentinean peso 3.09/$.

The proceeds of the recently completed equity raising and improved cash generation have enabled the company to reduce its net debt level from $1.66bn to $1.03bn during the quarter. The annual rolling net debt to EBITDA ratio improved from 2.27 times at the end of 2005 to 1.1 times as at 30 June 2006.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, volume mined declined 3% this quarter as complex geology resulted in lower face length. Yield decreased 5% due to temporary maintenance work that required waste development to be passed through the reef ore system, resulting in dilution. As a result, production declined 5% to 4,767kg (153,000oz). Combined with higher expenditures on public holiday overtime shifts and additional temporary support, the lower production led to a 10% increase in total cash costs to R57,253/kg ($277/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 32% to R295m ($45m), primarily as a result of a higher price received.

The Lost-Time Injury Frequency Rate (LTIFR) was 9.48 lost-time injuries per million hours worked (10.60 for the previous quarter). Regrettably, one employee died in a fall of ground accident.

At **Kopanang**, the release of previously locked-up material led to a 5% volume improvement and yield also increased 5%. Production consequently rose 11% to 3,561kg (114,000oz) and total cash costs declined 5% to R60,958/kg ($295/oz), although higher labour expenditure partially offset the effect of improved production. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at R222m ($34m), increased 90% quarter-on-quarter, due to both an improved price received and a better cost performance.

The LTIFR was 11.59 (15.45).

Gold production at **Moab Khotsong** rose 16% to 338kg (11,000oz) as a result of higher face values mined and as part of the planned general build-up of the operation. Total cash costs consequently improved 18% to R137,630/kg ($666/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives improved 28% to R29m ($5m).

As noted last quarter, Moab Khotsong is a new production unit and currently mining low volumes within the context of a relatively high fixed cost structure. Production is expected to increase by approximately 75% in 2007 and total cash costs are anticipated to decline.

The LTIFR was 16.02 (17.61).

At **Tau Lekoa,** volume mined declined 17% in line with the ongoing plan to downsize the operation, and production accordingly decreased 10% to 1,289kg (41,000oz). Total cash costs improved 9% to R92,719/kg ($447/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives increased to R16m ($2m) from a loss of R32m ($5m) in the previous

quarter, as a higher price received more than offset the effect of the lower volume mined.

The LTIFR was 26.32 (18.55). Regrettably, one employee died as a result of a fall of ground accident.

At **Mponeng**, volume mined and yield improved by 10% and 6%, respectively. As a result, production was 14% higher to 4,853kg (156,000oz) and total cash costs, at R47,250/kg ($229/oz), improved 8% on the previous quarter. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 64% to R324m ($50m), due to a significantly higher price received and lower cash costs.

The LTIFR was 7.32 (7.53). Regrettably, one fatality occurred after a sudden ore rush caused an employee to lose his footing. He was inundated by broken rock.

Production at **Savuka**, at 653kg (21,000oz), was on par with that of the previous quarter. Total cash costs, however, rose 3% to R73,967/kg ($359/oz) due to additional maintenance work and reef development, both related to the decision to postpone closure of the operation. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 48% to R34m ($5m), primarily due to an improved price received.

The LTIFR was 20.58 (15.32).

At **TauTona**, gold production increased 9% to 3,718kg (120,000oz) due to a reduction in gold lock-up. Total cash costs decreased 5% to R55,276/kg ($267/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives improved 94% to R213m ($32m) as a consequence of an improved price received.

The LTIFR was 14.71 (14.99). Regrettably, two employees died this quarter in two separate fall of ground accidents.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production increased 23% to 64,000oz, primarily due to higher feed grade. Total cash costs, at $188/oz, were nearly on par with those of the previous quarter, as the effects of higher production and a better silver by-product credit were partially off-set by the higher labour, fuel and maintenance costs related to on-site labour action, which has since been resolved. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $18m, was 125% higher than that of the previous quarter, mainly due to a higher price received.

The LTIFR was 2.04 (0.00).

AUSTRALIA

Production at **Sunrise Dam** increased 24% this quarter to 113,000oz as a result of increased tonnes treated and higher-than-anticipated grades. Total cash costs consequently declined 4% to A$366/oz ($273/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives rose 72% to A$50m ($37m), mainly due to improved grade and associated higher production.

The underground project, where mining is currently accessing high-grade Western Shear ore, continues to supplement production. During the quarter, 505m of underground capital development and 1,374m of operational development were completed.

The LTIFR was 2.37 (0.00).

BRAZIL

At **AngloGold Ashanti Mineração**, gold production increased 16% to 57,000oz, following last quarter's production halt during an upgrade of the shaft and crusher at the Cuiabá mine. Total cash costs, at $190/oz, were slightly higher than those of the previous quarter due to a lower sulphuric acid by-product credit and marginally higher ore transport costs. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 91% to $21m as a consequence of the increased production and a higher price received.

The LTIFR was 2.30 (2.12).

At **Serra Grande** (50% attributable), gold production remained at 24,000oz. Total cash costs rose 10% to $206/oz, primarily as a result of slightly lower grades. Gross profit adjusted for the effect of unrealised non-hedge derivatives nevertheless increased 20% to $6m due to a 10% increase in price received.

The LTIFR was 2.40 (2.38).

GHANA

At **Bibiani**, production was 40% lower at 9,000oz. This decline was in part the result of the operation's continued downscale to tailings-only status, although lower recovery rates resulting from a circuit tank breakdown and frequent power outages on the main electricity grid also contributed. Total cash costs, at $412/oz, consequently rose 47%. Looking ahead, the second half of the year should see an operational improvement at Bibiani, as the production problems experienced in the second quarter are resolved. Gross profit adjusted for the effect of unrealised non-hedge derivatives fell by 50% to $1m, as the benefit of an improved price received was negated by the higher total cash costs.

The LTIFR was 0.00 (0.00).

At **Iduapriem** (85% attributable), production declined 5% to 41,000oz as a result of an 8% decrease in tonnage treated due to mill and crusher problems. These issues are being addressed and for the rest of the year, Iduapriem should see a production level closer to that of the first quarter. Total cash costs increased 13% to $408/oz, primarily as a consequence of the lower tonnages and a backdated wage increase after wage negotiations were completed in June. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined by $2m to a break-even position, due to a lower price received, lower production and higher total cash costs.

The LTIFR was 1.14 (2.39).

Gold production at **Obuasi** decreased marginally to 97,000oz this quarter, mainly due to a 5% underground yield decline resulting from the treatment of lower-grade ore. Although improved processing availability led to a 6% increase in total tonnage treated, which partially offset the effect of the lower yield, total cash costs increased 16% to $406/oz. Gross loss adjusted for the effect of unrealised non-hedge derivatives was $9m, compared with a $1m profit in the previous quarter, mainly due to a lower price received and lower grades.

The LTIFR was 2.46 (2.02).

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable), production increased 4% to 59,000oz primarily as a result of a 15% yield improvement. Tonnage treated declined 8% as a result of maintenance shut-downs and a short period of industrial action, which was addressed. Total cash costs consequently rose 6% to $403/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined 50% to $2m due to royalty payments.

LTIFR was 0.59 (1.30).

MALI

At **Morila** (40% attributable), production was consistent with that of the previous quarter at 54,000oz. An increase in recovered grade compensated for lower tonnage throughput, which was affected by major mill re-lining and maintenance. Total cash costs improved 5% to $249/oz as a result of higher recovered grade, while gross profit adjusted for the effect of unrealised non-hedge derivatives increased 36% to $15m due to an improved price received.

The LTIFR was 1.11 (1.15)
.

At **Sadiola** (38% attributable), gold production increased 24% to 52,000oz due to the combination of higher tonnage throughput and higher recovered grade. This resulted in a 6% decline in total cash costs to $255/oz, while gross profit adjusted for the effect of unrealised non-hedge derivatives, at $14m, was 56% higher than that of the previous quarter, as a result of a better price received and higher production.

The LTIFR was 1.01 (2.07).

At **Yatela** (40% attributable), production increased 21% to 40,000oz, primarily as a result of improved grade. Total cash costs, however, were 5% higher at $232/oz, due to increased cement consumption associated with stabilising the pad during periods of bottom lift stacking. Higher production and a significantly improved price received more than offset the increase in total cash costs, leading to a 20% increase in gross profit adjusted for the effect of unrealised non-hedge derivatives to $12m.

The LTIFR was 0.00 (0.00).

NAMIBIA

Gold production at **Navachab,** at 22,000oz, was consistent with that of the previous quarter, with both tonnage throughput and recovered grade maintained at last quarter's levels. Total cash costs, however, returned to more ordinary levels of $279/oz after an abnormal stockpile adjustment in the previous quarter reduced total cash costs to $227/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives improved 20% to $6m, as the higher price received offset the effect of increased total cash costs.

The LTIFR was 7.90 (0.00).

TANZANIA

As forecast last quarter, the consequence of both heavy rains and the slower-than-anticipated cut-back of the Nyankanga pit resulted in a 15% production decline at **Geita** to 71,000oz. This decrease was primarily due to a 29% drop in recovered grade, partially offset by a 19% increase in tonnage throughput. Total cash costs consequently increased 38% to $507/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives nevertheless increased 50% to $3m, with the higher price received offsetting the production decline.

The LTIFR was 1.10 (0.40).

USA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), gold production increased 2% to 65,000oz and total cash costs decreased 2% to $242/oz, both due to an increase in recoverable ounces placed on the leach pad.

Gross loss adjusted for the effect of unrealised non-hedge derivatives was $5m, compared with a $2m profit in the first quarter, as a consequence of a lower price received on hedged production.

The LTIFR was 0.00 (0.00). In June, CC&V achieved 31 months without a lost-time accident.

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
- Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps and deferred tax thereon.
- Rounding of figures may result in computational discrepancies.

Review of the **gold market**

The second quarter of 2006 was characterised by a break in the unabated rise of the gold price since late 2005. At its peak the price reached $730/oz in mid-May and then retraced to $543/oz. This movement represents the highest spot price and the largest move within a single quarter in the last twenty five years. The gold price subsequently recovered to trade above $600/oz towards the end of the quarter, having rallied strongly through the 200-day moving average (US$547/oz) to regain its upward momentum.

The average price for the quarter of $629/oz represents a $75/oz increase over the first quarter. As the dollar gold price declined in the second half of the quarter, the rand weakened against the dollar, thus mitigating the impact on the rand gold price. This has resulted in an average rand gold price of R130,053/kg for the period under review, which represents a 19% or R20,000/kg increase over the previous quarter.

PHYSICAL MARKET

As with the first quarter of 2006, the sharp price moves in the gold market experienced during the second quarter, has seen some weakness in key consumer markets such as Turkey and India, together with a shift by manufacturers to lower gold content in manufactured products.

In addition, gold manufacturers have been adversely affected by higher price levels and particularly greater price volatility, as banks make margin calls to cover the higher value of gold inventory loans. Manufacturers therefore have typically had to increase their loan collateral, or to repay loans, by cutting production or liquidating stock.

Higher metal prices have also been accompanied by an influx of gold scrap into refineries, with the new secondary refineries in Dubai being the major beneficiaries.

While participants in the jewellery wholesale, manufacturing and retail trade are adopting various strategies to deal with gold's price appreciation and volatility, those who analyse demand indicators in key markets are cautious regarding potential further softening in the gold jewellery market through the next six months.

INVESTMENT MARKET

In contrast to a slightly weaker jewellery market, the investment market for gold has remained strong, notwithstanding a general pull-back in commodities and precious metals investing in mid-May.

Gold Exchange Traded Funds (ETFs) again grew by some 45t during the second quarter, with the increase year-to-date some 149t. Despite the sharp fall in the gold price during the quarter, gold ETFs only reduced modestly and recovered quickly to pre-sell off levels. See Graph A.

Central Bank selling appears to have been low since January, 2006. Sales have amounted to be between 30t - 35t for the second quarter. Reported sales for the current year of the Washington Agreement are between 315t to 320t, which means that signatories to the agreement may sell up to a further 180t before the year-end of 26 September if they are to utilise, in full, the agreed quota for 2006.

More generally, commodity prices continue to be supported, in part, by investor demand. Investment in indexed commodity funds continues to grow (see Graph B) and is estimated to be as much as $90 billion currently, much of it coming from long-only funds such as pension funds that are allocating a portion of funds under management to commodities. The expectation amongst market commentators is for this trend to continue, with the potential for significant further investment flows into the sector.

CURRENCIES

During the quarter, the US dollar continued to trade in a range of $1.20 to $1.30 against the euro despite continued concerns over the trade and current account deficits in that country. Of significance during the quarter were the comments and testimony made by the US FED Chairman Dr Ben S Bernanke, including raising US interest rates by 25 basis points for the 17th consecutive time and signalling to the market that the cycle of interest rate increases may not yet be complete.

The remarks were influential in causing investors to withdraw funds from a number of markets, particularly the more liquid emerging markets where there was a realisation that the risk premium being offered in these markets may not be sufficient to merit the investment. Coupled with local interest rate changes, this had the effect of causing, amongst other currencies, the South African rand, the Brazilian real and the Australian dollar to trade some 10% lower.

Since then the real has recovered to trade at BRL2.2/$ from its lows of BRL2.4/$ and the Australian dollar has strengthened to $0.755/A$ from its lows of $0.72/A$. In the case of the rand, the release in June of a large current account deficit for the first quarter of 2006 saw the rand weaken further to lows of R7.40/$ despite the South African Monetary Policy Committee raising interest rates by 50 basis points. It is unlikely that the rand will recover much of its recent weakness unless the dollar itself weakens, hence going forward South African producers should continue receiving the high rand gold prices that they have been receiving of late.

HEDGING

As at 30 June 2006, the net delta hedge position of AngloGold Ashanti was 10.14Moz or 315t,

valued at the spot gold price at the quarter end of $620/oz. This net delta position reflects a decrease of some 1.1Moz or 34t. This decrease was due to maturing positions and hedge reducing strategies that resulted in the hedge reducing by some 1.37Moz, offset by an increase in delta due to the quarter end gold price of $620/oz which was $38/oz higher that the first quarter's closing gold price of $582/oz.

The marked-to-market value of the hedge position as at 30 June 2006 was negative $3.17bn. The increase in the marked-to-market value was mostly due to the $38/oz increase in the gold price over the previous quarter, combined with the effects of higher US interest rates and gold volatilities. Had the spot price of gold at the end of June remained unchanged from the price of $582/oz at the end of the previous quarter, the hedge would have reduced in size to 9.86Moz or 307t, with a marked-to-market value of negative $2.8bn.

The price received by the company for the quarter was $600/oz, compared to a spot price for the period of $629/oz. The company continues to manage its hedge position actively, and to reduce overall levels of pricing commitments in respect of future gold production.

GRAPH A

GOLD ETF HOLDINGS: OUNCES



Data: www.ishares.com; www.exchangetradedgold.com
Chart: World Gold Council, www.gold.org

GRAPH B

INVESTMENT IN COMMODITY INDEXED FUNDS



Hedge position

As at 30 June 2006, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 10.14Moz or 315t (at 31 March 2006: 11.23Moz or 349t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $3.167bn (negative R22.45bn) as at 30 June 2006 (as at 31 March 2006: negative $2.707bn or R16.65bn). This value at 30 June 2006 was based on a gold price of $619.80/oz, exchange rates of R7.088/$ and A$/$0.7438 and the prevailing market interest rates and volatilities at that date.

As at 26 July 2006, the marked-to-market value of the hedge book was a negative $3.115bn (negative R21.93bn), based on a gold price of $618.95/oz and exchange rates of R7.04/$ and A$/$0.758 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	*29,534	25,469	30,076	26,288	16,328	37,239	105,866
	US$/oz	$687	$357	$365	$380	$382	$411	$292
Put options purchased	Amount (kg)	7,674	1,455					9,129
	US$/oz	$345	$292					$336
Put options sold	Amount (kg)	18,970		855	1,882	1,882	7,527	31,116
	US$/oz	$540		$390	$400	$410	$435	$494
Call options purchased	Amount (kg)	7,770	6,357					14,127
	US$/oz	$366	$344					$356
Call options sold	Amount (kg)	25,491	32,544	32,904	31,194	28,054	76,068	226,255
	US$/oz	$488	$387	$395	$418	$429	$506	$449
RAND GOLD								
Forward contracts	Amount (kg)	967	2,449		933			4,349
	Rand per kg	R28,536	R97,520		R116,335			R86,214
Put options purchased	Amount (kg)							
	Rand per kg							
Put options sold	Amount (kg)							
	Rand per kg							
Call options purchased	Amount (kg)							
	Rand per kg							
Call options sold	Amount (kg)		311		2,986	2,986	2,986	9,269
	Rand per kg		R108,123		R202,054	R216,522	R230,990	R212,885
A DOLLAR GOLD								
Forward contracts	Amount (kg)	12,752	6,843	2,177	3,390	3,110		28,272
	A$ per oz	A$819	A$629	A$663	A$655	A$690		A$727
Put options purchased	Amount (kg)							
	A$ per oz							
Put options sold	Amount (kg)							
	A$ per oz							
Call options purchased	Amount (kg)	3,110	3,732	3,110	1,244	3,110		14,306
	A$ per oz	A$673	A$668	A$680	A$694	A$712		A$683
Call options sold	Amount (kg)							
	A$ per oz							
** Total net gold:	Delta (kg)	*10,032	56,866	60,497	59,517	43,753	104,732	315,333
	Delta (oz)	*322,536	1,828,282	1,945,021	1,913,513	1,406,690	3,367,207	10,138,177

*   Long position.
**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2006.

Rounding of figures may result in computational discrepancies.

	Year	2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR SILVER								
Forward contracts	Amount (kg)							
	$ per oz							
Put options purchased	Amount (kg)	21,772	43,545	43,545				108,862
	$ per oz	$7.11	$7.40	$7.66				$7.45
Put options sold	Amount (kg)	21,772	43,545	43,545				108,862
	$ per oz	$6.02	$5.93	$6.19				$6.05
Call options purchased	Amount (kg)							
	$ per oz							
Call options sold	Amount (kg)	21,772	43,545	43,545				108,862
	$ per oz	$8.11	$8.40	$8.64				$8.44

The following table indicates the group's currency hedge position at 30 June 2006

	Year	2006	2007	2008	2009	2010	2011-2015	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	US$/R							
Put options purchased	Amount ($)	55,000						55,000
	US$/R	R6.68						R6.68
Put options sold	Amount ($)	45,000						45,000
	US$/R	R6.44						R6.44
Call options purchased	Amount ($)							
	US$/R							
Call options sold	Amount ($)	55,000						55,000
	US$/R	R7.05						R7.05
A DOLLAR (000)								
Forward contracts	Amount ($)	53,398	60,000	20,000				133,398
	A$/US$	A$0.75	A$0.76	A$0.73				A$0.75
Put options purchased	Amount ($)	40,000						40,000
	A$/US$	A$0.73						A$0.73
Put options sold	Amount ($)	40,000						40,000
	A$/US$	A$0.76						A$0.76
Call options purchased	Amount ($)							
	A$/US$							
Call options sold	Amount ($)	50,000						50,000
	A$/US$	A$0.72						A$0.72
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	12,000	4,000					16,000
	US$/BRL	BRL3.25	BRL3.31					BRL3.26
Put options purchased	Amount ($)	2,500						2,500
	US$/BRL	BRL2.30						BRL2.30
Put options sold	Amount ($)	2,500						2,500
	US$/BRL	BRL2.10						BRL2.10
Call options purchased	Amount ($)							
	US$/BRL							
Call options sold	Amount ($)	12,500						12,500
	US$/BRL	BRL3.17						BRL3.17

Derivative analysis by accounting designation as at 30 June 2006

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
	US Dollars (millions)			
Commodity option contracts	(580)	(9)	(1,116)	(1,705)
Foreign exchange option contracts	–	–	(13)	(13)
Forward sale commodity contracts	(1,204)	(469)	216	(1,457)
Forward foreign exchange contracts	–	7	(2)	5
Interest rate swaps	(38)	–	41	3
Total hedging contracts	**(1,822)**	**(471)**	**(874)**	**(3,167)**
Hedge restructure debtor	–	–	20	20
Option component of convertible bonds	–	–	(102)	(102)
Total derivatives	**(1,822)**	**(471)**	**(956)**	**(3,249)**

Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure amounted to $27m ($18m expensed, $9m capitalised) during the second quarter, compared to $18m ($12m expensed, $6m capitalised) in the first quarter of 2006.

BROWNFIELDS EXPLORATION

At Siguiri, in **Guinea**, infill and extension drilling continued at the Kintinian prospect. A ground gravity programme is in progress to define additional drill targets to the south of the existing pits.

At Geita, in **Tanzania**, drilling confirmed the connection between the south and central orebodies of Lone Cone. Drilling indicated the potential for a second mineralised zone in Nyankanga South and drilling at Area 3 West (located approximately 1km south-east of the Matandani pit) showed encouraging results.

In the regional drill programme on the Morila grant in **Mali,** 50 holes (26,146m) have been completed. Drilling continues to the south of the main pit in the Tonalite extension area, and results indicate a wide, low-grade mineralised zone. Also in Mali, at Sadiola, drilling in the gap between FE3 and FE4 indicated open-ended mineralisation to the north and east. These intersections will be followed up with further drilling.

Surface drilling continued at Obuasi, in **Ghana,** with UDSDD 2 reaching a depth of 876m and USDD 3 reaching 1,500m. Reef intersections are expected in the first quarter of 2007.

In South America**,** good progress has been made converting Inferred Resources to Indicated Resources, which can be used for mine planning. Noteworthy additions have been made at Cuiabá and Serra Grande in **Brazil,** and Cerro Vanguardia in **Argentina.**

At Cripple Creek & Victor in the **United States**, drill programme efforts primarily focused on Resource expansion. Results from ongoing, step-out drilling are being modelled to determine the impact of new drilling results and updated cost assumptions on expanding the orebody. Infill and step-out development drilling in the South Cresson Deposit continued.

GREENFIELDS EXPLORATION

Greenfields exploration activities continued during the second quarter in Alaska, Australia, China, Colombia, Laos, the Philippines, Russia and the DRC.

A Letter of Intent was signed with International Tower Hill Mines Ltd on 15 June for the sale and option of all of AngloGold Ashanti's **Alaskan** mineral exploration properties and associated databases. Final Toronto Stock Exchange approval for the transaction is expected early in the third quarter.

In **Australia**, drilling continued at the Tropicana joint venture on both the original Tropicana zone and the newly-discovered Havana zone. Significant new intercepts obtained from infill drilling at the Tropicana zone included 29m at 4.4g/t from 219m in TPRC021D, 34m at 4.0g/t from 42m in TPD013 (TPRC031 twin), 13m at 5.0g/t from 71m in TPD024, and 25m at 2.0g/t from 160m in TPRC079D. Gold mineralisation at the Tropicana zone has now been confirmed to extend 1,400m along strike, with current drilling testing the down-dip extent of mineralisation. Initial drilling on the new Havana zone, located 1.1km south of the Tropicana zone, has also returned encouraging results.

Regional exploration programmes continued at an accelerated pace in **Colombia** during the second quarter. First-pass drill programmes were completed on two projects; where highly encouraging results were obtained and follow-up drilling is envisaged. Regional exploration joint ventures were also signed with both Bema Gold Corporation and Antofagasta PLC, on 1 June and 14 July, respectively.

In the **DRC**, a second diamond drill rig commenced operation and allowed for further drill testing of the priority Adidi/D7 Kanga and Nzebi/Senzere corridors. Significant new intercepts included 14m at 6.40g/t from 57m in DD051. Resource delineation drilling will continue in the DRC during both the third and fourth quarters of 2006.

In **China**, generative exploration activities continued and select business development opportunities were reviewed. A 5,000m diamond drill programme commenced at Dynasty Gold's Red Valley project in the Qinghai Province.

In the **Philippines**, exploration activities continued 20km north of the Siana Gold Project. The project area contains potential for both epithermal and porphyry style gold and copper mineralisation.

In **Laos**, regional exploration under the joint venture with Oxiana Limited was undertaken in five main areas. Widespread stream sediment gold anomalies were identified in one target area with encouraging geology and alteration identified in another. Additional new targets have also been delineated for follow-up.

In **Russia**, generative exploration activities remain underway in the Far East and AngloGold Ashanti continued to provide technical assistance to Trans-Siberian Gold's Asacha and Veduga Projects.

Group **operating results**

			Quarter ended			Six months ended		Quarter ended			Six months ended	
			Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
					Unaudited					Unaudited		
			Rand / Metric					**Dollar / Imperial**				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Milled	- 000 tonnes /	- 000 tons	**3,366**	3,236	3,466	6,602	6,853	**3,710**	3,567	3,821	7,277	7,554
Yield	- g / t /	- oz / t	**7.24**	7.12	7.26	7.19	7.30	**0.211**	0.208	0.212	0.210	0.213
Gold produced	- kg /	- oz (000)	**24,379**	23,055	25,175	47,434	50,059	**784**	741	809	1,525	1,609
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes /	- 000 tons	**3,343**	2,769	1,886	6,112	3,997	**3,685**	3,052	2,078	6,737	4,406
Yield	- g / t /	- oz / t	**0.50**	0.55	0.49	0.52	0.48	**0.015**	0.016	0.014	0.015	0.014
Gold produced	- kg /	- oz (000)	**1,663**	1,517	927	3,180	1,913	**53**	49	30	102	62
OPEN-PIT OPERATION [4]												
Mined	- 000 tonnes /	- 000 tons	**42,635**	41,772	46,042	84,407	84,259	**46,998**	46,046	50,753	93,043	92,880
Treated	- 000 tonnes /	- 000 tons	**6,341**	6,220	6,501	12,561	11,557	**6,990**	6,857	7,166	13,847	12,740
Stripping ratio	- t (mined total - mined ore) / t mined ore		**4.52**	4.79	4.82	4.65	5.34	**4.52**	4.79	4.82	4.65	5.34
Yield	- g / t /	- oz / t	**2.27**	2.21	2.90	2.24	3.21	**0.066**	0.064	0.085	0.065	0.094
Gold in ore	- kg /	- oz (000)	**9,491**	14,587	11,188	24,078	26,086	**305**	469	360	774	839
Gold produced	- kg /	- oz (000)	**14,415**	13,726	18,856	28,141	37,076	**463**	441	606	905	1,192
HEAP LEACH OPERATION												
Mined	- 000 tonnes /	- 000 tons	**17,256**	15,348	14,465	32,604	32,377	**19,021**	16,918	15,945	35,940	35,690
Placed [1]	- 000 tonnes /	- 000 tons	**6,090**	5,562	5,241	11,652	11,851	**6,713**	6,131	5,777	12,844	13,063
Stripping ratio	- t (mined total - mined ore) / t mined ore		**1.82**	1.78	2.33	1.80	1.96	**1.82**	1.78	2.33	1.80	1.96
Yield [2]	- g / t /	- oz / t	**0.83**	0.81	0.77	0.82	0.83	**0.024**	0.024	0.023	0.024	0.024
Gold placed [3]	- kg /	- oz (000)	**5,082**	4,516	4,046	9,598	9,822	**163**	145	130	309	316
Gold produced	- kg /	- oz (000)	**3,567**	3,369	3,835	6,936	8,553	**115**	108	123	223	275
TOTAL												
Gold produced	- kg /	- oz (000)	**44,024**	41,667	48,792	85,691	97,600	**1,415**	1,340	1,569	2,755	3,138
Gold sold	- kg /	- oz (000)	**42,424**	42,164	48,560	84,588	96,873	**1,364**	1,356	1,561	2,720	3,115
Price received	- R / kg /	- $ / oz - sold	**125,409**	107,903	87,314	116,683	84,739	**600**	545	422	573	423
Total cash costs	- R / kg /	- $ / oz - produced	**63,276**	60,815	57,351	62,079	56,064	**305**	308	278	306	281
Total production costs	- R / kg /	- $ / oz - produced	**85,168**	82,079	74,728	83,666	72,683	**410**	416	363	413	364
PRODUCTIVITY PER EMPLOYEE												
Target	- g /	- oz	**410**	381	431	395	425	**13.18**	12.26	13.86	12.72	13.66
Actual	- g /	- oz	**379**	353	368	366	374	**12.19**	11.34	11.83	11.76	12.03
CAPITAL EXPENDITURE - Rm		- $m	**1,168**	961	1,068	2,130	1,932	**181**	156	167	337	311

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Refer to Geita page for revised March 2006 quarter operating results

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended June 2006 Unaudited	Quarter ended March 2006 Unaudited	Quarter ended June 2005 Unaudited	Six months ended June 2006 Unaudited	Six months ended June 2005 Unaudited
Revenue	2	**4,966**	4,456	4,563	9,422	8,579
Gold income		**4,798**	4,246	4,404	9,044	8,261
Cost of sales	3	**(3,546)**	(3,463)	(3,620)	(7,009)	(7,036)
Non-hedge derivative (loss) gain		**(1,847)**	(1,100)	147	(2,947)	(40)
Gross (loss) profit		**(594)**	(318)	931	(912)	1,186
Corporate administration and other expenses		**(140)**	(127)	(103)	(267)	(201)
Market development costs		**(24)**	(26)	(21)	(50)	(42)
Exploration costs		**(116)**	(73)	(78)	(189)	(138)
Other net operating expenses	4	**(39)**	(30)	(34)	(69)	(53)
Operating special items	5	**14**	11	(41)	24	(44)
Operating (loss) profit		**(900)**	(563)	654	(1,463)	708
Interest receivable		**59**	30	39	89	93
Exchange (loss) gain		**(7)**	(4)	(4)	(11)	4
Fair value adjustment on option component of convertible bond		**158**	(233)	79	(75)	194
Finance costs and unwinding of decommissioning and restoration obligations		**(209)**	(210)	(159)	(419)	(308)
Fair value gain (loss) on interest rate swaps		**-**	-	11	-	(5)
Share of associates' (loss) profit		**(1)**	(4)	2	(5)	3
(Loss) profit before taxation		**(900)**	(984)	621	(1,883)	689
Taxation	6	**(86)**	(43)	62	(128)	121
(Loss) profit after taxation from continuing operations		**(986)**	(1,026)	683	(2,012)	810
Loss for the period from discontinued operations	7	**(4)**	(7)	(69)	(11)	(121)
(Loss) profit for the period		**(989)**	(1,034)	614	(2,023)	690
Allocated as follows:						
Equity shareholders of parent		**(1,047)**	(1,074)	566	(2,121)	616
Minority interest		**58**	40	48	98	74
		(989)	(1,034)	614	(2,023)	690
Basic (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations [a]		**(382)**	(402)	240	(784)	278
Loss from discontinued operations [a]		**(1)**	(3)	(26)	(4)	(46)
(Loss) profit		**(383)**	(405)	214	(788)	233
Diluted (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations [b]		**(382)**	(402)	240	(784)	278
Loss from discontinued operations [b]		**(1)**	(3)	(26)	(4)	(46)
(Loss) profit [c]		**(383)**	(405)	214	(788)	232
Dividends [d]						
- Rm					578	450
- cents per share					210	170

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[d] Dividends are translated at actual rates on date of payment. The current period is only indicative.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended June 2006 Unaudited	Quarter ended March 2006 Unaudited	Quarter ended June 2005 Unaudited	Six months ended June 2006 Unaudited	Six months ended June 2005 Unaudited
Revenue	2	**766**	724	708	1,490	1,377
Gold income		**740**	690	684	1,430	1,326
Cost of sales	3	**(547)**	(563)	(565)	(1,110)	(1,133)
Non-hedge derivative (loss) gain		**(169)**	(188)	35	(357)	18
Gross profit (loss)		**25**	(61)	154	(37)	211
Corporate administration and other expenses		**(22)**	(21)	(16)	(42)	(32)
Market development costs		**(4)**	(4)	(3)	(8)	(7)
Exploration costs		**(18)**	(12)	(12)	(30)	(22)
Other net operating expenses	4	**(7)**	(4)	(5)	(10)	(8)
Operating special items	5	**2**	2	(7)	4	(7)
Operating (loss) profit		**(22)**	(101)	111	(123)	135
Interest receivable		**9**	5	6	14	15
Exchange (loss) gain		**(1)**	(1)	(1)	(2)	-
Fair value adjustment on option component of convertible bond		**25**	(39)	13	(14)	32
Finance costs and unwinding of decommissioning and restoration obligations		**(32)**	(34)	(25)	(67)	(50)
Fair value gain (loss) on interest rate swaps		**-**	-	2	-	(1)
Share of associates' (loss) profit		**-**	(1)	-	(1)	-
(Loss) profit before taxation		**(22)**	(170)	107	(192)	132
Taxation	6	**(23)**	(7)	9	(30)	18
(Loss) profit after taxation from continuing operations		**(45)**	(177)	116	(222)	150
Loss for the period from discontinued operations	7	**(1)**	(1)	(12)	(2)	(21)
(Loss) profit for the period		**(45)**	(179)	103	(224)	130
Allocated as follows:						
Equity shareholders of the parent		**(54)**	(185)	96	(240)	118
Minority interest		**9**	6	7	16	12
		(45)	(179)	103	(224)	130
Basic (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations [a]		**(20)**	(69)	41	(88)	52
Loss from discontinued operations [a]		**-**	(1)	(5)	(1)	(8)
(Loss) profit		**(20)**	(70)	36	(89)	45
Diluted (loss) earnings per ordinary share (cents)						
(Loss) profit from continuing operations [b]		**(20)**	(69)	41	(88)	52
Loss from discontinued operations [b]		**-**	(1)	(5)	(1)	(8)
(Loss) profit [c]		**(20)**	(70)	36	(89)	45
Dividends [d]						
- $m					82	69
- cents per share					30	26

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[d] Dividends are translated at actual rates on date of payment. The current period is only indicative.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	June 2006 Unaudited	March 2006 Unaudited	June 2005 Unaudited	December 2005 Audited
ASSETS					
Non-current assets					
Tangible assets		**41,214**	36,904	37,588	37,464
Intangible assets		**2,873**	2,419	2,727	2,533
Investments in associates		**312**	214	254	223
Other investments		**662**	647	550	645
Inventories		**1,673**	1,272	789	1,182
Derivatives		**73**	171	403	243
Trade and other receivables		**164**	126	128	124
Deferred taxation		**368**	321	215	279
Other non-current assets		**95**	136	128	101
		47,434	42,210	42,781	42,794
Current assets					
Inventories		**3,181**	2,475	2,619	2,436
Trade and other receivables		**1,645**	1,706	1,934	1,589
Derivatives		**5,941**	4,876	3,053	4,280
Current portion of other non-current assets		**11**	6	5	43
Cash restricted for use		**21**	21	197	52
Cash and cash equivalents		**2,450**	1,419	1,644	1,328
		13,250	10,503	9,452	9,728
Non-current assets held for sale		**100**	100	100	100
		13,350	10,603	9,552	9,828
TOTAL ASSETS		**60,784**	52,814	52,333	52,622
EQUITY AND LIABILITIES					
Share capital and premium	10	**22,065**	19,070	19,006	19,047
Retained earnings and other reserves	11	**(3,057)**	(4,600)	1,410	(2,463)
Shareholders' equity		**19,008**	14,470	20,416	16,584
Minority interests	12	**419**	384	401	374
Total equity		**19,427**	14,854	20,817	16,958
Non-current liabilities					
Borrowings		**9,375**	10,798	10,500	10,825
Environmental rehabilitation and other provisions		**2,579**	2,271	1,657	2,265
Provision for pension and post-retirement benefits		**1,263**	1,252	1,072	1,249
Trade, other payables and deferred income		**109**	80	20	87
Derivatives		**3,484**	2,928	2,130	2,460
Deferred taxation		**7,239**	6,903	8,231	7,353
		24,049	24,233	23,610	24,239
Current liabilities					
Trade, other payables and deferred income		**3,011**	2,772	2,899	2,711
Current portion of borrowings		**465**	871	1,141	1,190
Derivatives		**12,723**	9,212	3,551	6,814
Taxation		**1,110**	872	315	710
		17,309	13,727	7,906	11,425
Total liabilities		**41,357**	37,960	31,516	35,664
TOTAL EQUITY AND LIABILITIES		**60,784**	52,814	52,333	52,622
Net asset value - cents per share		**7,060**	5,603	7,867	6,401

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at June 2006 Unaudited	As at March 2006 Unaudited	As at June 2005 Unaudited	As at December 2005 Audited
ASSETS					
Non-current assets					
Tangible assets		**5,768**	5,982	5,624	5,905
Intangible assets		**402**	392	408	399
Investments in associates		**44**	35	38	35
Other investments		**93**	105	82	102
Inventories		**234**	206	118	186
Derivatives		**10**	28	60	38
Trade and other receivables		**23**	20	19	20
Deferred taxation		**51**	52	32	44
Other non-current assets		**13**	22	20	16
		6,639	6,842	6,401	6,745
Current assets					
Inventories		**445**	401	392	384
Trade and other receivables		**230**	277	289	250
Derivatives		**832**	790	457	675
Current portion of other non-current assets		**2**	1	1	7
Cash restricted for use		**3**	3	29	8
Cash and cash equivalents		**343**	230	246	209
		1,854	1,703	1,414	1,533
Non-current assets held for sale		**14**	16	15	16
		1,868	1,719	1,429	1,549
TOTAL ASSETS		**8,507**	8,561	7,830	8,294
EQUITY AND LIABILITIES					
Share capital and premium	10	**3,088**	3,091	2,843	3,002
Retained earnings and other reserves	11	**(428)**	(745)	211	(388)
Shareholders' equity		**2,660**	2,346	3,054	2,614
Minority interests	12	**59**	62	60	59
Total equity		**2,719**	2,408	3,114	2,673
Non-current liabilities					
Borrowings		**1,312**	1,750	1,571	1,706
Environmental rehabilitation and other provisions		**361**	368	248	356
Provision for pension and post-retirement benefits		**177**	203	160	197
Trade, other payables and deferred income		**15**	13	3	14
Derivatives		**488**	475	319	388
Deferred taxation		**1,013**	1,119	1,231	1,159
		3,366	3,928	3,532	3,820
Current liabilities					
Trade, other payables and deferred income		**421**	449	434	427
Current portion of borrowings		**65**	141	171	188
Derivatives		**1,781**	1,493	531	1,074
Taxation		**155**	141	47	112
		2,422	2,225	1,183	1,801
Total liabilities		**5,788**	6,153	4,716	5,621
TOTAL EQUITY AND LIABILITIES		**8,507**	8,561	7,830	8,294
Net asset value - cents per share		**988**	908	1,177	1,009

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended June 2006 Unaudited	Quarter ended March 2006 Unaudited	Quarter ended June 2005 Unaudited	Six months ended June 2006 Unaudited	Six months ended June 2005 Unaudited
Cash flows from operating activities					
Receipts from customers	**5,006**	4,800	4,475	9,806	8,614
Payments to suppliers and employees	**(2,862)**	(3,230)	(3,288)	(6,092)	(6,600)
Cash generated from operations	**2,144**	1,570	1,187	3,714	2,014
Cash generated (utilised) by discontinued operations	**14**	(11)	(62)	3	(113)
Environmental, rehabilitation and other expenditure	**(17)**	(16)	(16)	(33)	(29)
Taxation paid	**(178)**	(90)	(34)	(269)	(95)
Net cash inflow from operating activities	**1,963**	1,453	1,075	3,415	1,777
Cash flows from investing activities					
Capital expenditure	**(1,168)**	(961)	(1,068)	(2,130)	(1,932)
Proceeds from disposal of tangible assets	**54**	11	4	65	2
Proceeds on disposal of discontinued assets	**22**	10	-	32	-
Other investments acquired	**(13)**	(5)	(5)	(17)	(12)
Associate loans and acquisitions	**(63)**	-	(91)	(63)	(91)
Proceeds from disposal of investments	**19**	17	-	36	-
Cash restricted for use	**-**	30	(2)	30	(26)
Interest received	**44**	18	27	62	72
Loans advanced	**-**	-	(42)	-	(42)
Repayment of loans advanced	**26**	2	13	28	13
Utilised in hedge restructure	**-**	-	-	-	(415)
Net cash outflow from investing activities	**(1,079)**	(877)	(1,164)	(1,956)	(2,431)
Cash flows from financing activities					
Proceeds from issue of share capital	**3,026**	23	10	3,049	18
Share issue expenses	**(32)**	-	-	(32)	-
Proceeds from borrowings	**81**	329	545	410	3,113
Repayment of borrowings	**(2,973)**	(369)	(407)	(3,342)	(1,895)
Finance costs	**(84)**	(251)	(68)	(336)	(288)
Dividends paid	**(70)**	(183)	(31)	(253)	(519)
Net cash (outflow) inflow from financing activities	**(52)**	(451)	50	(503)	429
Net increase (decrease) in cash and cash equivalents	**832**	124	(40)	956	(225)
Translation	**200**	(33)	113	167	239
Cash and cash equivalents at beginning of period	**1,419**	1,328	1,571	1,328	1,630
Net cash and cash equivalents at end of period	**2,450**	1,419	1,644	2,450	1,644
Cash generated from operations					
(Loss) profit before taxation	**(900)**	(984)	621	(1,883)	689
Adjusted for:					
Movement on non-hedge derivatives	**2,584**	1,582	(185)	4,166	242
Amortisation of tangible assets	**951**	859	787	1,810	1,519
Amortisation of intangible assets	**3**	3	3	6	6
Deferred stripping	**(126)**	(107)	17	(233)	25
Interest receivable	**(59)**	(30)	(39)	(89)	(93)
Operating special items	**18**	(11)	41	8	44
Finance costs and unwinding of decommissioning and restoration obligations	**209**	210	159	419	308
Fair value adjustment on option component of convertible bond	**(158)**	233	(79)	75	(194)
Other non-cash movements	**(125)**	103	129	(22)	95
Movement in working capital	**(254)**	(289)	(267)	(543)	(628)
	2,144	1,570	1,187	3,714	2,014
Movement in working capital					
Increase in inventories	**(1,019)**	(154)	(339)	(1,174)	(906)
Decrease (increase) in trade and other receivables	**70**	(80)	(268)	(10)	(267)
Increase (decrease) in trade and other payables	**695**	(55)	340	640	546
	(254)	(289)	(267)	(543)	(628)

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended June 2006 Unaudited	Quarter ended March 2006 Unaudited	Quarter ended June 2005 Unaudited	Six months ended June 2006 Unaudited	Six months ended June 2005 Unaudited
Cash flows from operating activities					
Receipts from customers	**776**	777	700	1,553	1,397
Payments to suppliers and employees	**(445)**	(522)	(507)	(967)	(1,068)
Cash generated from operations	**331**	255	193	586	329
Cash generated (utilised) by discontinued operations	**2**	(2)	(11)	-	(19)
Environmental, rehabilitation and other expenditure	**(3)**	(2)	(2)	(5)	(5)
Taxation paid	**(28)**	(15)	(5)	(43)	(15)
Net cash inflow from operating activities	**302**	236	175	538	289
Cash flows from investing activities					
Capital expenditure	**(181)**	(156)	(167)	(337)	(311)
Proceeds from disposal of tangible assets	**8**	2	-	10	-
Proceeds on disposal of discontinued assets	**4**	2	-	5	-
Other investments acquired	**(2)**	(1)	(1)	(3)	(2)
Associate loans and acquisitions	**(10)**	-	(14)	(10)	(14)
Proceeds from disposal of investments	**3**	3	-	6	-
Cash restricted for use	**-**	5	(1)	5	(5)
Interest received	**7**	3	4	10	12
Loans advanced	**-**	-	(7)	-	(7)
Repayment of loans advanced	**4**	-	2	4	2
Utilised in hedge restructure	**-**	-	-	-	(69)
Net cash outflow from investing activities	**(167)**	(143)	(183)	(309)	(393)
Cash flows from financing activities					
Proceeds from issue of share capital	**505**	4	2	509	3
Share issue expenses	**(5)**	-	-	(5)	-
Proceeds from borrowings	**11**	54	43	65	501
Repayment of borrowings	**(493)**	(60)	(27)	(553)	(305)
Finance costs	**(13)**	(41)	(9)	(53)	(47)
Dividends paid	**(11)**	(29)	(5)	(40)	(87)
Net cash (outflow) inflow from financing activities	**(5)**	(73)	4	(77)	65
Net increase (decrease) in cash and cash equivalents	**131**	20	(4)	151	(38)
Translation	**(18)**	1	(3)	(17)	(5)
Cash and cash equivalents at beginning of period	**230**	209	253	209	289
Net cash and cash equivalents at end of period	**343**	230	246	343	246
Cash generated from operations					
(Loss) profit before taxation	**(22)**	(170)	107	(192)	132
Adjusted for:					
Movement on non-hedge derivatives	**281**	266	(38)	547	18
Amortisation of tangible assets	**147**	140	123	286	244
Amortisation of intangible assets	**-**	-	-	1	1
Deferred stripping	**(15)**	(17)	2	(33)	4
Interest receivable	**(9)**	(5)	(6)	(14)	(15)
Operating special items	**2**	(2)	7	-	7
Finance costs and unwinding of decommissioning and restoration obligations	**32**	34	25	67	50
Fair value adjustment on option component of convertible bond	**(25)**	39	(13)	14	(32)
Other non-cash movements	**(20)**	16	18	(4)	15
Movement in working capital	**(40)**	(47)	(33)	(86)	(94)
	331	255	193	586	329
Movement in working capital					
Increase in inventories	**(60)**	(41)	(17)	(100)	(67)
Decrease (increase) in trade and other receivables	**47**	(20)	(20)	27	9
(Decrease) increase in trade and other payables	**(27)**	14	3	(13)	(36)
	(40)	(47)	(33)	(86)	(94)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

	Six months ended June 2006 Unaudited	Year ended December 2005 Audited	Six months ended June 2005 Unaudited
	SA Rand million		
Actuarial gains and losses on defined benefit retirement plans	-	(173)	40
Net loss (gain) on cash flow hedges removed from equity and reported in income	614	391	(91)
Net loss on cash flow hedges	(1,724)	(1,281)	(116)
Gain (loss) on available for sale financial assets	8	17	(2)
Deferred taxation on items above	343	445	182
Net exchange translation differences	2,470	1,534	2,497
Net (expense) income recognised directly in equity	1,711	933	2,510
(Loss) profit for the period	(2,023)	(1,116)	690
Total recognised income and expense for the period	(312)	(183)	3,200
Attributable to:			
Equity shareholders of the parent	(445)	(355)	3,083
Minority interest	133	172	117
	(312)	(183)	3,200
	US Dollar million		
Actuarial gains and losses on defined benefit retirement plans	-	(27)	7
Net loss (gain) on cash flow hedges removed from equity and reported in income	96	18	(11)
Net loss on cash flow hedges	(242)	(202)	(17)
Gain (loss) on available for sale financial assets	1	2	(2)
Deferred taxation on items above	40	69	26
Net exchange translation differences	327	293	380
Net (expense) income recognised directly in equity	222	153	383
(Loss) profit for the period	(224)	(160)	130
Total recognised income and expense for the period	(2)	(7)	513
Attributable to:			
Equity shareholders of the parent	(16)	(28)	504
Minority interest	14	21	9
	(2)	(7)	513

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and six months ended 30 June 2006

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2006, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2006.

Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period as disclosed in the previous annual report. Such amendments have been made to provide the users of the financial statements with additional information.

2. Revenue

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Gold income	**4,798**	4,246	4,404	9,044	8,261	**740**	690	684	1,430	1,326
By-products and other revenue (note 3)	**109**	181	121	289	224	**17**	29	19	46	36
Interest receivable	**59**	30	39	89	93	**9**	5	6	14	15
	4,966	4,456	4,563	9,422	8,579	**766**	724	708	1,490	1,377

3. Cost of sales

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Cash operating costs	**2,853**	2,635	2,865	5,487	5,619	**441**	428	447	870	906
By-products and other revenue (note 2)	**(109)**	(181)	(121)	(289)	(224)	**(17)**	(29)	(19)	(46)	(36)
	2,744	2,454	2,744	5,198	5,395	**424**	399	428	824	870
Other cash costs	**137**	118	92	254	192	**21**	19	14	40	31
Total cash costs	**2,881**	2,572	2,836	5,453	5,587	**445**	419	443	864	901
Retrenchment costs	**13**	12	31	25	46	**2**	2	5	4	7
Rehabilitation & other non-cash costs	**25**	39	49	64	94	**4**	6	8	10	15
Production costs	**2,919**	2,623	2,916	5,541	5,727	**451**	427	456	878	923
Amortisation of tangible assets	**951**	859	787	1,810	1,519	**147**	140	123	286	244
Amortisation of intangible assets	**3**	3	3	6	6	**–**	–	–	1	1
Total production costs	**3,873**	3,484	3,706	7,358	7,252	**599**	567	578	1,166	1,168
Inventory change	**(327)**	(21)	(86)	(348)	(216)	**(52)**	(4)	(14)	(56)	(35)
	3,546	3,463	3,620	7,009	7,036	**547**	563	565	1,110	1,133

Rounding of figures may result in computational discrepancies.

4. Other net operating expenses

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	**19**	21	16	40	30	**4**	3	2	6	5
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	**18**	8	18	26	23	**3**	1	3	4	3
Other	**2**	1	–	3	–	**–**	–	–	–	–
	39	30	34	69	53	**7**	4	5	10	8

5. Operating special items

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
(Under) over provision of indirect taxes	**(33)**	7	**–**	(25)	–	**(5)**	1	–	(4)	–
Impairment of tangible assets (note 8)	**–**	(2)	(45)	(3)	(45)	**–**	–	(7)	–	(7)
Profit (loss) on disposal of assets (note 8)	**47**	6	4	52	1	**7**	1	**–**	8	–
	14	11	(41)	24	(44)	**2**	2	(7)	4	(7)

6. Taxation

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Current tax										
Normal taxation	**(369)**	(222)	11	(592)	(26)	**(56)**	(36)	1	(92)	(5)
Disposal and impairment of tangible assets (note 8)	**(3)**	(4)	–	(6)	–	–	(1)	–	(1)	–
Under provision prior year	**–**	–	–	–	(1)	–	–	–	–	–
	(372)	(226)	11	(598)	(27)	**(56)**	(37)	1	(93)	(5)
Deferred taxation										
Temporary differences	**(140)**	(18)	(173)	(158)	(213)	**(22)**	(3)	(25)	(25)	(31)
Impairment of tangible assets (note 8)	**–**	–	15	–	15	–	–	2	–	2
Change in tax rate	–	–	314	–	393	–	–	47	–	59
Unrealised non-hedge derivatives	**426**	202	(105)	628	(47)	**55**	33	(16)	88	(7)
	286	184	51	470	148	**33**	30	8	63	23
Total taxation	**(86)**	(43)	62	(128)	121	**(23)**	(7)	9	(30)	18

Rounding of figures may result in computational discrepancies.

20 Quarterly Report June 2006 - www.AngloGoldAshanti.com

7. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
Gold income	**10**	6	10	16	95	**2**	1	2	3	16
Retrenchment, rehabilitation and other costs	**(8)**	(5)	(261)	(14)	(398)	**(1)**	(1)	(41)	(2)	(64)
Gross profit (loss)	**2**	1	(251)	2	(303)	**–**	–	(39)	–	(48)
Impairment loss reversed	**–**	–	115	–	115	**–**	–	17	–	17
Profit (loss) before taxation from discontinued operations	**2**	1	(136)	2	(188)	**–**	–	(22)	–	(31)
Taxation	**(5)**	(8)	67	(13)	67	**(1)**	(1)	10	(2)	10
Net loss attributable to discontinued operations	**(4)**	(7)	(69)	(11)	(121)	**(1)**	(1)	(12)	(2)	(21)

8. Headline (loss) earnings

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
	Unaudited					Unaudited				
	SA Rand million					US Dollar million				
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:										
(Loss) profit attributable to equity shareholders	**(1,047)**	(1,074)	566	(2,121)	616	**(54)**	(185)	96	(240)	118
Impairment of tangible assets (note 5)	–	2	45	3	45	–	–	7	–	7
(Profit) loss on disposal of assets (note 5)	**(47)**	(6)	(4)	(52)	(1)	**(7)**	(1)	–	(8)	–
Taxation on items above – current portion (note 6)	**3**	4	–	6	–	–	1	–	1	–
Taxation on items above – deferred portion (note 6)	–	–	(15)	–	(15)	–	–	(2)	–	(2)
Net loss from discontinued operations (note 7)	**4**	7	69	11	121	**1**	1	12	2	21
Headline (loss) earnings	**(1,086)**	(1,067)	661	(2,154)	765	**(60)**	(184)	112	(244)	143
Cents per share [1]										
Headline (loss) earnings	**(398)**	(403)	250	(801)	289	**(22)**	(69)	42	(91)	54

(1)   Calculated on the basic weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

9. Shares

	Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
Authorised:					
Ordinary shares of 25 SA cents each	400,000,000	400,000,000	400,000,000	400,000,000	400,000,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully-paid:					
Ordinary shares in issue	275,168,569	265,117,213	264,611,494	275,168,569	264,611,494
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896
Weighted average number of ordinary shares for the period					
Basic ordinary shares	273,028,361	265,064,368	264,556,116	269,068,365	264,522,557
Diluted number of ordinary shares	273,450,168	265,574,084	265,101,415	269,631,923	265,069,987

During the quarter, 9,970,732 ordinary shares were allotted in terms of the subscription offer for cash, as approved by shareholders in general meeting on 10 April 2006, while 80,624 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.

10. Share capital and premium

	As at				As at			
	Jun 2006	Mar 2006	Jun 2005	Dec 2005	Jun 2006	Mar 2006	Jun 2005	Dec 2005
	Unaudited			Audited	Unaudited			Audited
	SA Rand million				US Dollar million			
Balance at beginning of period	19,047	19,047	18,987	18,987	3,002	3,002	3,364	3,364
Ordinary shares issued	3,018	23	19	60	504	4	3	9
Translation	–	–	–	–	(418)	85	(524)	(371)
Balance at end of period	**22,065**	19,070	19,006	19,047	**3,088**	3,091	2,843	3,002

Rounding of figures may result in computational discrepancies.

11. Retained earnings and other reserves

	Retained Earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other Comprehensive income	Total
SA Rand million						
Balance at December 2004	3,379	138	(3,552)	(122)	(1,040)	(1,197)
Actuarial gains and losses recognised	–	–	–	40	–	40
Deferred taxation recognised directly in equity	–	–	–	(13)	–	(13)
Profit attributable to equity shareholders	616	–	–	–	–	616
Dividends	(476)	–	–	–	–	(476)
Net gain on cash flow hedges removed from equity and reported in income	–	–	–	–	(93)	(93)
Net loss on cash flow hedges	–	–	–	–	(116)	(116)
Deferred taxation on cash flow hedges	–	–	–	–	195	195
Loss on available for sale financial assets	–	–	–	–	(2)	(2)
Translation	–	–	2,657	(1)	(200)	2,456
Balance at June 2005	**3,519**	**138**	**(895)**	**(96)**	**(1,256)**	**1,410**
Balance at December 2005	1,191	138	(1,910)	(227)	(1,655)	(2,463)
Loss attributable to equity shareholders	(2,121)	–	–	–	–	(2,121)
Dividends	(164)	–	–	–	–	(164)
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	–	609	609
Net loss on cash flow hedges	–	–	–	–	(1,712)	(1,712)
Deferred taxation on cash flow hedges	–	–	–	–	343	343
Gain on available for sale financial assets	–	–	–	–	8	8
Share-based payment expense	–	–	–	–	15	15
Translation	–	–	2,536	1	(109)	2,428
Balance at June 2006	**(1,094)**	**138**	**626**	**(226)**	**(2,501)**	**(3,057)**
US Dollars million						
Balance at December 2004	286	24	(317)	(22)	(184)	(213)
Actuarial gains and losses recognised	–	–	–	7	–	7
Deferred taxation recognised directly in equity	–	–	–	(2)	–	(2)
Profit attributable to equity shareholders	118	–	–	–	–	118
Dividends	(80)	–	–	–	–	(80)
Net gain on cash flow hedges removed from equity and reported in income	–	–	–	–	(11)	(11)
Net loss on cash flow hedges	–	–	–	–	(17)	(17)
Deferred taxation on cash flow hedges	–	–	–	–	28	28
Loss on available for sale financial assets	–	–	–	–	(2)	(2)
Translation	–	(3)	385	3	(2)	383
Balance at June 2005	**324**	**21**	**68**	**(14)**	**(188)**	**211**
Balance at December 2005	(46)	22	(67)	(36)	(261)	(388)
Loss attributable to equity shareholders	(240)	–	–	–	–	(240)
Dividends	(26)	–	–	–	–	(26)
Net loss on cash flow hedges removed from equity and reported in income	–	–	–	–	95	95
Net loss on cash flow hedges	–	–	–	–	(240)	(240)
Deferred taxation on cash flow hedges	–	–	–	–	40	40
Gain on available for sale financial assets	–	–	–	–	1	1
Share-based payment expense	–	–	–	–	2	2
Translation	–	(3)	314	4	13	328
Balance at June 2006	**(312)**	**19**	**247**	**(32)**	**(350)**	**(428)**

Rounding of figures may result in computational discrepancies.

12. Minority interests

	As at				As at			
	Jun 2006	Mar 2006	Jun 2005	Dec 2005	Jun 2006	Mar 2006	Jun 2005	Dec 2005
	Unaudited			Audited	Unaudited			Audited
	SA Rand million				US Dollar million			
Balance at beginning of year	**374**	374	327	327	**59**	59	58	58
Attributable profit	**98**	40	74	146	**16**	6	12	23
Dividends paid	**(88)**	(18)	(43)	(125)	**(14)**	(3)	(7)	(20)
Net loss on cash flow hedges removed from equity and reported in income	**5**	2	2	4	**1**	–	–	1
Net loss on cash flow hedges	**(12)**	(7)	–	(9)	**(2)**	(1)	–	(2)
Translation	**42**	(7)	41	31	**(1)**	1	(3)	(1)
Balance at end of period	**419**	384	401	374	**59**	62	60	59

13. Exchange rates

	Jun 2006	Mar 2006	Dec 2005	Jun 2005
	Unaudited	Unaudited	Audited	Unaudited
Rand/US dollar average for the period	**6.31**	6.15	6.37	6.21
Rand/US dollar average for the quarter	**6.46**	6.15	6.53	6.41
Rand/US dollar closing	**7.15**	6.17	6.35	6.68
Rand/Australian dollar average for the period	**4.69**	4.55	4.85	4.80
Rand/Australian dollar average for the quarter	**4.83**	4.55	4.86	4.93
Rand/Australian dollar closing	**5.31**	4.39	4.65	5.06

14. Capital commitments

	Jun 2006	Mar 2006	Jun 2005	Dec 2005	Jun 2006	Mar 2006	Jun 2006	Dec 2005
	Unaudited			Audited	Unaudited			Audited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**2,726**	2,101	1,312	1,182	**382**	341	196	186

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependant upon cash generated from the South African operations, borrowing facilities and cash distributions from offshore operations.

Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.

The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.

The group's current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.

Rounding of figures may result in computational discrepancies.

15.   Contingent liabilities

AngloGold Ashanti's contingent liabilities at 30 June 2006 are detailed below:

Water pumping cost – South Africa – The South African Department of Water Affairs and Forestry (DWAF) issued a directive on 1 November 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack Mines Limited (collectively known as Simmers who have purchased Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at Stilfontein's Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold's threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on 22 March 2005. Simmers have purchased the Buffelsfontein shafts and have assumed the water management liabilities associated with the Buffelsfontein shafts. The directive also orders the mining companies to submit an agreement and a joint proposal towards the long-term sustainable management of water arising from the mining activities in the area.

The mining companies have signed and submitted Settlement and Shareholders' Agreements to DWAF. The mining companies and government are in the process of discussing the fulfilment of the conditions precedent in the Agreements. The Settlement Agreement describes the formation of a "New Water Company", which will take over the running of the Margaret Shaft from the Stilfontein Gold Mining Company. The state has requested that the new company be a Section 21 "not for profit company" in order for it to qualify for reduced water tariffs. The new company will be responsible for the operation of the shaft and the operation of all pumping equipment at the shaft in order to transfer all fissure water to surface on a daily basis. Each of the three companies has agreed to provide one third of the start up capital required on loan account to the New Water Company. The mining companies will each contribute a maximum of R18 million capital in the aggregate over a 3-year period. Any additional working or other capital costs required by the New Water Company will be borrowed or otherwise obtained from outside sources. In other words the mining companies are not obliged to contribute more than the R18 million capital. Each of the mining companies must agree with the contents of a business plan for the New Water Company. The mining companies will not have any obligation whatsoever to approve of the Business Plan unless they are satisfied that the New Water Company will be able to conduct and continue conducting business on a viable and sustainable basis without any funding being required from the mining companies other than the R18 million capital provided for in the agreement. At present it is estimated that a total finance of R54 million is required for the Margaret Shaft over a three-year period. The Shareholders Agreement provides for the formation of the New Water Company, with each mining company nominating two directors each.

Stilfontein, the owner of the Margaret and Scott Shafts has been placed in provisional liquidation on the application of a creditor, Mining Reclamation Services (Pty) Limited. The Master of the High Court has appointed 4 (four) liquidators. During a meeting held on 21 July the mining companies were advised that Stilfontein was deregistered as a company at the Company Registrar's office after it was placed in provisional liquidation. It is uncertain whether the deregistration takes precedence over the provisional liquidation. Should deregistration of Stilfontein be valid then ownership in the assets of the company vest in the State. If this is the case then the State is free to grant the New Water Company access to Margaret and Scott Shafts. However should the liquidation take precedence over the deregistration then the mining companies will consider purchasing the Margaret and Scott Shafts from the liquidators at a nominal cost or the cost may be defrayed by the claims that the mining companies have as creditors of Stilfontein.

AngloGold Ashanti believes that it is not liable to fund these pumping costs but cannot provide any assurances regarding the ultimate result until the matter has been settled.

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Retrenchment costs – South Africa – Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the Group, attain retirement age or be retrenched as their current position is made redundant. AngloGold Ashanti is currently unable to determine the effect, if any, of any potential retrenchment costs.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($14m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande Joint Venture is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the assessment is approximately $29 million. The company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.

Litigation with mining contractor and non-payment of receivable – Ghana

- A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. If successful, there is a risk of some employees claiming rights to share options;
- Bayswater Construction and Mining Limited (BCM) have instituted court proceedings against the Bibiani mine (AGBL), claiming $5m pertaining to a contractual dispute. This matter is currently stayed on technical grounds to the effect that the litigation cannot commence until arbitration has been concluded. A provision of $2m has been made;
- BCM has instituted a claim against the Bibiani mine relating to a wall slip to which BCM considered that they had an exclusive right under their contract to repair. AGBL awarded the repair to a third party. The potential liability amounts to $1m.

Capital cost of water pipelines and electricity supply – Namibia – A potential liability of approximately $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in the event of mine closure prior to 2019.

16. **Concentration of risk**

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
- Reimbursable value added tax due from the Malian government, for the company amount to an attributable $30m at 30 June 2006 (31 March 2006: attributable $27m). The last audited value added tax return was for the period ended 30 June 2005 and at that date an attributable $20m was still outstanding and an attributable $10m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government, for the company amount to an attributable $14m at 30 June 2006 (31 March 2006: attributable $14m). Fuel duties are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $7m which is still outstanding, whilst an attributable $7m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations.

The government of Mali is a shareholder in all the Malian entities and has provided a repayment plan for the amounts due.

17. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

18. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Announcements

On 10 May 2006, AngloGold Ashanti announced that Kelvin Williams retired from the board effective 6 May 2006.

On 1 June 2006, AngloGold Ashanti and Bema Gold Corporation announced that they are to form a new company which will jointly explore a select group of AngloGold Ashanti's mineral opportunities located in Northern Colombia, with initial work focused on the La Mina and El Pino targets. As part of the agreement, AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties while Bema will provide a minimum of $5m in exploration funding.

On 15 June 2006, AngloGold Ashanti announced the signature of a Letter of Intent with International Tower Hill Mines Ltd. (ITH), for the sale and option of AngloGold Ashanti's 100% interest in six Alaskan mineral exploration properties and associated databases to ITH. ITH will issue to AngloGold Ashanti, 19.99% of its issued shares following the acquisition and the completion of equity financing to raise a minimum of $10m for future exploration activities. ITH will be required to raise an additional approximate $6m either prior to or concurrently with the closing of the deal with AngloGold Ashanti. AngloGold Ashanti will also grant to ITH, the exclusive option to acquire a 60% interest in each of its LMS and Terra projects by incurring $3m of exploration expenditure on each project within four years of the grant date of the option, following which AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.

On 14 July 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta PLC to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of $1.3m of exploration within 12 months of the signing of the agreement, with an option to invest an additional $6.7m within four years in order to earn-in to 50% of the joint venture. Both AngloGold Ashanti and Antofagasta will have the right to increase their interests by 20% in copper-dominant and gold-dominant properties subject to certain conditions.

20. Dividend

The directors have today declared Interim Dividend No. 100 of 210 (Interim Dividend No. 98: 170) South African cents per ordinary share for the six months ended 30 June 2006. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2006
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 10 August
Last date to trade ordinary shares cum dividend	Friday, 11 August
Last date to register transfers of certificated securities cum dividend	Friday, 11 August
Ordinary shares trade ex dividend	Monday, 14 August
Record date	Friday, 18 August
Payment date	Friday, 25 August

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 14 August 2006 and Friday, 18 August 2006, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2006
Ex dividend on New York Stock Exchange	Wednesday, 16 August
Record date	Friday, 18 August
Approximate date for currency conversion	Friday, 25 August
Approximate payment date of dividend	Monday, 4 September

Assuming an exchange rate of R7.025/$1, the dividend payable on an ADS is equivalent to 29.89 US cents. This compares with the interim dividend of 26.095 US cents per ADS paid on 6 September 2005. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2006
Last date to trade and to register GhDSs cum dividend	Friday, 11 August
GhDSs trade ex dividend	Monday, 14 August
Record date	Friday, 18 August
Approximate payment date of dividend	Monday, 28 August

Assuming an exchange rate of R1/¢1,308.19 the dividend payable per GhDS is equivalent to 27.47 cedis. This compares with the interim dividend of 23.818cedis per GhDS paid on 29 August 2005. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

By order of the Board

R P EDEY
Chairman

26 July 2006

R M GODSELL
Chief Executive Officer

Development

for the quarter ended 30 June 2006

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	3,717	434	133.0	25.44	3,384	1.06	140.65
Kopanang Mine							
Vaal reef	5,707	762	13.1	136.79	1,792	11.13	145.84
Tau Lekoa Mine							
Ventersdorp Contact reef	1,890	496	103.7	7.97	826	0.01	1.42
Moab Khotsong Mine							
Vaal reef	4,402	116	113.7	29.53	3,358	1.42	161.00
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	319	-	-	-	-	-	-
Carbon Leader reef	2,973	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	148	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	3,922	486	85.1	22.34	1,901		
AUSTRALIA							
Sunrise Dam	861	861	-	8.21	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	2,313	308	7.3	-	-	-	-
Córrego do Sitio	216	240	6.6	-	-	-	-
Lamego	276	110	2.6	-	-	-	-
Serra Grande							
Mina III	804	484	4.6	-	-	-	-
Mina Nova	52	-	-	-	-	-	-
GHANA							
Obuasi	6,032	1,986	1690.0*	8.76	-	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	12,195	1,424	52.36	0.74	3.24	2.12	9.25
Kopanang Mine							
Vaal reef	18,724	2,500	5.16	3.99	1.71	22.26	9.57
Tau Lekoa Mine							
Ventersdorp Contact reef	6,199	1,627	40.83	0.23	0.79	0.02	0.07
Moab Khotsong Mine							
Vaal reef	14,442	381	44.76	0.86	3.21	2.84	10.59
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	1,047	-	-	-	-	-	-
Carbon Leader reef	9,755	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	484	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	12,868	1,594	33.50	0.65	1.82	-	-
							-
AUSTRALIA							
Sunrise Dam	2,825	2,825	-	0.24	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	7,587	1,009	2.87	-	-	-	-
Córrego do Sitio	710	787	2.60	-	-	-	-
Lamego	904	359	1.02	-	-	-	-
Serra Grande							
Mina III	2,636	1,586	1.81	-	-	-	-
Mina Nova	171	-	-	-	-	-	-
GHANA							
Obuasi	19,790	6,515	665.4*	0.26	-	-	-

* Average ore body width

Segmental reporting

for the quarter ended 30 June 2006

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended June 2006 Unaudited	Quarter ended March 2006 Unaudited	Quarter ended June 2005 Unaudited	Six months ended June 2006 Unaudited	Six months ended June 2005 Unaudited	Quarter ended June 2006 Unaudited	Quarter ended March 2006 Unaudited	Quarter ended June 2005 Unaudited	Six months ended June 2006 Unaudited	Six months ended June 2005 Unaudited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**2,191**	1,931	1,953	4,122	3,600	**338**	314	303	652	577
Argentina	**276**	168	142	444	293	**42**	27	22	70	47
Australia	**465**	309	413	774	750	**72**	50	64	122	120
Brazil	**367**	304	270	671	517	**57**	49	42	106	83
Ghana	**391**	453	454	844	863	**60**	73	71	134	139
Guinea	**224**	188	229	412	347	**34**	30	36	65	55
Mali	**544**	445	358	990	691	**85**	72	55	157	111
Namibia	**82**	74	49	157	102	**13**	12	8	25	16
Tanzania	**173**	246	381	418	788	**26**	40	59	66	127
USA	**85**	129	155	214	310	**13**	21	24	34	50
	4,798	4,246	4,404	9,044	8,261	**740**	690	684	1,430	1,326
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives										
South Africa	**1,145**	623	336	1,768	549	**174**	101	52	276	88
Argentina	**123**	55	44	178	105	**19**	9	7	28	17
Australia	**242**	133	131	375	211	**37**	22	21	59	34
Brazil	**225**	134	137	359	272	**35**	22	21	56	44
Ghana	**(43)**	35	(21)	(9)	(13)	**(7)**	5	(3)	(2)	(2)
Guinea	**27**	29	71	56	86	**4**	5	11	9	13
Mali	**268**	179	104	448	201	**41**	30	16	71	32
Namibia	**37**	33	(6)	70	(5)	**6**	5	(1)	11	(1)
Tanzania	**19**	15	(56)	34	7	**3**	2	(9)	5	2
USA	**(33)**	10	16	(23)	57	**(5)**	2	2	(3)	9
Other	**(22)**	2	9	(19)	(29)	**(2)**	-	-	(3)	(6)
	1,988	1,248	765	3,237	1,441	**305**	202	117	507	230
Cash gross profit (loss) [1]										
South Africa	**1,520**	981	585	2,500	1,041	**232**	159	91	392	166
Argentina	**168**	100	81	268	177	**26**	16	13	42	29
Australia	**298**	175	189	472	324	**46**	28	30	74	52
Brazil	**264**	169	172	434	337	**41**	28	27	68	54
Ghana	**100**	181	86	282	192	**15**	29	13	45	31
Guinea	**77**	84	107	162	133	**12**	14	16	26	21
Mali	**336**	232	170	569	336	**52**	38	26	90	53
Namibia	**50**	42	(1)	92	6	**8**	7	-	15	1
Tanzania	**68**	65	23	133	176	**10**	10	3	21	29
USA	**64**	61	79	125	177	**10**	10	12	20	28
Other	**(8)**	18	28	8	5	**-**	3	3	2	1
	2,937	2,108	1,519	5,045	2,904	**452**	342	235	794	465

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the definition

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Six months ended June 2005	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Six months ended June 2005
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	kg					oz (000)				
Gold production										
South Africa	20,150	18,963	20,604	39,112	41,336	648	610	662	1,257	1,329
Argentina	2,004	1,632	1,591	3,636	3,370	64	52	51	117	108
Australia	3,516	2,821	4,063	6,337	8,127	113	91	131	204	261
Brazil	2,526	2,263	2,660	4,789	5,188	81	73	86	154	167
Ghana	4,552	4,896	5,341	9,448	10,654	146	157	172	304	343
Guinea	1,826	1,776	2,486	3,602	3,831	59	57	80	116	123
Mali	4,533	4,028	4,139	8,561	8,119	146	130	133	275	261
Namibia	684	678	560	1,362	1,156	22	22	18	44	37
Tanzania	2,203	2,626	5,133	4,829	11,097	71	84	165	155	357
USA	2,030	1,984	2,215	4,014	4,723	65	64	71	129	152
	44,024	41,667	48,792	85,691	97,600	1,415	1,340	1,569	2,755	3,138

	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Six months ended June 2005	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Six months ended June 2005
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Capital expenditure										
South Africa	472	407	527	879	1,008	73	66	82	139	162
Argentina	12	45	37	57	59	2	7	6	9	10
Australia	66	60	60	127	106	10	10	9	20	17
Brazil	309	220	132	530	195	48	36	21	84	31
Ghana	161	106	130	267	224	25	17	20	42	36
Guinea	28	29	67	58	161	4	5	10	9	26
Mali	10	6	18	15	41	2	1	3	2	7
Namibia	5	5	14	10	18	1	1	2	2	3
Tanzania	84	52	63	135	80	13	8	10	21	13
USA	16	27	14	43	23	2	4	2	7	4
Other	5	4	7	9	17	1	1	1	2	2
	1,168	961	1,068	2,130	1,932	181	156	167	337	311

	As at June 2006	As at March 2006	As at June 2005	As at December 2005	As at June 2006	As at March 2006	As at June 2005	As at December 2005
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Total assets								
South Africa	15,927	15,546	14,753	15,554	2,229	2,520	2,207	2,451
Argentina	1,965	1,676	1,866	1,635	275	272	279	258
Australia	5,978	4,824	4,665	4,738	837	782	698	747
Brazil	3,535	2,767	2,392	2,449	495	449	358	386
Ghana	13,023	11,130	12,102	11,419	1,823	1,804	1,811	1,800
Guinea	2,045	1,729	1,817	1,735	286	280	272	273
Mali	2,273	1,984	2,168	2,007	318	322	324	316
Namibia	360	329	210	289	50	53	31	46
Tanzania	9,151	7,810	7,109	7,924	1,281	1,266	1,064	1,249
USA	3,179	2,682	2,946	2,734	445	435	441	431
Other	3,348	2,337	2,305	2,138	468	378	345	337
	60,784	52,814	52,333	52,622	8,507	8,561	7,830	8,294

Rounding of figures may result in computational discrepancies.

Non-GAAP disclosure

From time to time AngolGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of our financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain non-GAAP performance measures and ratios in managing our business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, our presentation of these measures may not be comparable to similarly titled measures other companies use.

A   Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
			Unaudited					Unaudited		
			SA Rand / Metric					US Dollar / Imperial		
Headline (loss) earnings (note 8)	**(1,086)**	(1,067)	661	(2,154)	765	**(60)**	(184)	112	(244)	143
Unrealised non-hedge derivatives loss (gain) (note C)	**2,583**	1,566	(166)	4,149	255	**280**	264	(37)	544	19
Deferred tax on unrealised non-hedge derivatives (note 6)	**(426)**	(202)	105	(628)	47	**(55)**	(33)	16	(88)	7
Fair adjustment on option component of convertible bond	**(158)**	233	(79)	75	(194)	**(25)**	39	(13)	14	(32)
Fair value (loss) gain on interest rate swap	**-**	-	(11)	-	5	**-**	-	(2)	-	1
Deferred tax on interest rate swap	**-**	-	(2)	-	-	**-**	-	-	-	-
Headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps [2]	**911**	530	509	1,442	877	**140**	86	77	226	138
Cents per share [1]										
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value (loss) gain on convertible bond and interest rate swaps [2]	**334**	200	192	536	332	**51**	32	29	84	52

[1] *Calculated on the basic weighted average number of ordinary shares.*

[2] *Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:*
  - *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
  - *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps, is intended to illustrate earnings after adjusting for:
  - *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and*
  - *Investment in hedge restructure transaction: During the hedge restructure in the quarters ended 31 December 2004 and 31 Mar, 2005, $83m and $69m in cash was injected into the hedge book to increase the value of long-dated contracts. This investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the long-dated contracts are settled.*
  - *The unrealised fair value change on the option component of the convertible bond.*

B   Gross profit adjusted for the effect of unrealised non-hedge derivatives

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
			Unaudited					Unaudited		
			SA Rand / Metric					US Dollar / Imperial		
Reconciliation of gross (loss) profit to gross profit adjusted for the effect of unrealised non-hedge derivatives:										
Gross (loss) profit	**(594)**	(318)	931	(912)	1,186	**25**	(61)	154	(37)	211
Unrealised non-hedge derivatives (note C)	**2,583**	1,566	(166)	4,149	255	**280**	264	(37)	544	19
Gross profit adjusted for the effect of unrealised non-hedge derivatives	**1,988**	1,248	765	3,237	1,441	**305**	202	117	507	230

Rounding of figures may result in computational discrepancies.

		Quarter ended		Six months ended			Quarter ended		Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
			Unaudited					Unaudited		
		SA Rand / Metric					US Dollar / Imperial			
C **Non-hedge derivative (loss) gain is summarised as follows:**										
Realised non-hedge derivative gain (loss)	**736**	466	(18)	1,202	215	**112**	76	(2)	187	37
Unrealised non-hedge derivative (loss) gain	**(2,583)**	(1,566)	166	(4,149)	(255)	**(280)**	(264)	37	(544)	(19)
Non-hedge derivative (loss) gain per income statement	**(1,847)**	(1,100)	147	(2,947)	(40)	**(169)**	(188)	35	(357)	18
D **Price received**										
Gold income per income statement	**4,798**	4,246	4,404	9,044	8,261	**740**	690	684	1,430	1,326
Adjusted for minority interests	**(214)**	(162)	(146)	(376)	(267)	**(34)**	(27)	(24)	(60)	(46)
	4,584	4,084	4,258	8,668	7,994	**706**	663	660	1,370	1,280
Realised non-hedge derivatives	**736**	466	(18)	1,202	215	**112**	76	(2)	187	37
	5,320	4,550	4,240	9,870	8,209	**818**	739	658	1,557	1,317
Attributable gold sold - kg / - oz (000)	**42,424**	42,164	48,560	84,588	96,873	**1,364**	1,356	1,561	2,720	3,115
Revenue price per unit - R/kg / -$/oz	**125,409**	107,903	87,314	116,683	84,739	**600**	545	422	573	423
E **Total costs**										
Total cash costs (note 3)	**2,881**	2,572	2,836	5,453	5,587	**445**	419	443	864	901
Adjusted for minority interests and non-gold producing companies	**(95)**	(38)	(38)	(133)	(115)	**(14)**	(6)	(6)	(20)	(19)
Total cash costs adjusted for minority interests and non-gold producing companies	**2,786**	2,534	2,798	5,320	5,472	**431**	413	437	844	882
Retrenchment costs (note 3)	**13**	12	31	25	46	**2**	2	5	4	7
Rehabilitation and other non-cash costs (note 3)	**25**	39	49	64	94	**4**	6	8	10	15
Amortisation of tangible assets (note 3)	**951**	859	787	1,810	1,519	**147**	140	123	286	244
Amortisation of intangible assets (note 3)	**3**	3	3	6	6	**-**	-	-	1	1
Adjusted for minority interests and non-gold producing companies	**(29)**	(27)	(22)	(56)	(43)	**(4)**	(4)	(4)	(8)	(6)
Total production costs adjusted for minority interests and non-gold producing companies	**3,749**	3,420	3,646	7,169	7,094	**580**	557	569	1,137	1,143
Gold produced - kg / - oz (000)	**44,024**	41,667	48,792	85,691	97,600	**1,415**	1,340	1,569	2,755	3,138
Total cash cost per unit - R/kg / -$/oz	**63,276**	60,815	57,351	62,079	56,064	**305**	308	278	306	281
Total production cost per unit - R/kg / -$/oz	**85,168**	82,079	74,728	83,666	72,683	**410**	416	363	413	364
F **Cash gross profit**										
Gross profit adjusted for the effect of unrealised non-hedge derivatives (note B)	**1,988**	1,248	765	3,237	1,441	**305**	202	117	507	230
Amortisation of tangible assets (note 3)	**951**	859	787	1,810	1,519	**147**	140	123	286	244
Amortisation of intangible assets (note 3)	**3**	3	3	6	6	**-**	-	-	1	1
Non-cash revenues	**(5)**	(2)	(36)	(8)	(62)	**(1)**	-	(5)	(1)	(10)
	2,937	2,108	1,519	5,045	2,904	**452**	342	235	794	465
G **EBITDA**										
Operating (loss) profit per income statement	**(900)**	(563)	654	(1,463)	708	**(22)**	(101)	111	(123)	135
Amortisation of tangible assets (note 3)	**951**	859	787	1,810	1,519	**147**	140	123	286	244
Amortisation of intangible assets (note 3)	**3**	3	3	6	6	**-**	-	-	1	1
Impairment of tangible assets (note 5)	**-**	2	45	3	45	**-**	-	7	-	7
Unrealised non-hedge derivatives (note C)	**2,583**	1,566	(166)	4,149	255	**280**	264	(37)	544	19
Profit on disposal of assets (note 5)	**(47)**	(6)	(4)	(52)	(1)	**(7)**	(1)	-	(8)	-
Share of associates' EBITDA	**(1)**	(3)	3	(4)	4	**-**	-	-	(1)	1
	2,590	1,859	1,323	4,448	2,535	**398**	302	204	700	406

Rounding of figures may result in computational discrepancies.

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005	Jun 2006	Mar 2006	Jun 2005	Jun 2006	Jun 2005
		Unaudited					Unaudited			
		SA Rand / Metric					US Dollar / Imperial			
H Interest cover										
EBITDA	**2,590**	1,859	1,323	4,448	2,535	**398**	302	204	700	406
Finance costs and unwinding of decommissioning										
and restoration obligations per income statement	**209**	210	159	419	308	**32**	34	25	67	50
Capitalised finance costs	**19**	9	27	28	51	**3**	1	4	4	8
	228	219	186	447	359	**35**	36	29	71	58
Interest cover - times	**11.35**	8.49	7.10	9.95	7.07	**11.29**	8.48	7.02	9.88	7.03
I Free cash flow										
Net cash inflow from operating activities per cash flow	**1,963**	1,453	1,075	3,415	1,777	**302**	236	175	538	289
Stay-in-business capital expenditure	**(696)**	(623)	(612)	(1,320)	(1,144)	**(108)**	(101)	(95)	(209)	(184)
	1,267	830	463	2,095	633	**195**	134	80	329	105

	As at Jun 2006	As at Mar 2006	As at Jun 2005	As at Dec 2005	As at Jun 2006	As at Mar 2006	As at Jun 2005	As at Dec 2005
		Unaudited				Unaudited		
		SA Rand / Metric				US Dollar / Imperial		
J Net asset value - cents per share								
Total equity per balance sheet	**19,427**	14,854	20,817	16,958	**2,719**	2,408	3,114	2,673
Number of ordinary shares in issue - millions (note 9)	**275**	265	265	265	**275**	265	265	265
Net asset value - cents per share	**7,060**	5,603	7,867	6,401	**988**	908	1,177	1,009
Total equity per balance sheet	**19,427**	14,854	20,817	16,958	**2,719**	2,408	3,114	2,673
Intangible assets per balance sheet	**(2,873)**	(2,419)	(2,727)	(2,533)	**(402)**	(392)	(408)	(399)
	16,554	12,435	18,090	14,425	**2,317**	2,016	2,706	2,274
Number of ordinary shares in issue - millions (note 9)	**275**	265	265	265	**275**	265	265	265
Net tangible asset value - cents per share	**6,016**	4,690	6,836	5,445	**842**	760	1,023	858
K Net debt								
Borrowings - long-term portion per balance sheet	**9,375**	10,798	10,500	10,825	**1,312**	1,750	1,571	1,706
Borrowings - short term portion per balance sheet	**465**	871	1,141	1,190	**65**	141	171	188
Total borrowings	**9,840**	11,669	11,641	12,015	**1,377**	1,891	1,742	1,894
Cash and cash equivalents per balance sheet	**(2,450)**	(1,419)	(1,644)	(1,328)	**(343)**	(230)	(246)	(209)
Net debt	**7,390**	10,250	9,997	10,687	**1,034**	1,661	1,496	1,685

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
	Capital expenditure - Rm				**Capital expenditure - $m**			
SOUTH AFRICA	**472**	**407**	**527**	**879**	**73**	**66**	**82**	**139**
Vaal River								
Great Noligwa	56	52	49	109	9	9	8	17
Kopanang	52	56	60	108	8	9	9	17
Tau Lekoa	13	20	19	33	2	3	3	5
Surface Operations	22	13	40	35	3	2	6	5
Moab Khotsong	138	112	152	250	21	18	24	40
West Wits								
Mponeng	69	64	70	133	11	10	11	21
Savuka	4	-	15	4	1	-	2	1
TauTona	118	90	122	208	18	15	19	33
ARGENTINA	**12**	**45**	**37**	**57**	**2**	**7**	**6**	**9**
Cerro Vanguardia - Attributable 92.50%	11	42	34	53	2	7	5	8
Minorities and exploration	1	3	3	4	-	-	1	1
AUSTRALIA	**66**	**60**	**60**	**127**	**10**	**10**	**9**	**20**
Sunrise Dam	41	39	54	80	6	6	8	13
Boddington	24	21	6	46	4	4	1	7
Exploration	1	-	-	1	-	-	-	-
BRAZIL	**309**	**220**	**132**	**530**	**48**	**36**	**21**	**84**
AngloGold Ashanti Mineração	277	196	111	473	43	32	18	75
Serra Grande - Attributable 50%	15	11	10	25	2	2	2	4
Minorities and exploration	17	13	10	32	3	2	1	5
GHANA	**161**	**106**	**130**	**267**	**25**	**17**	**20**	**42**
Bibiani	-	1	17	1	-	-	3	-
Iduapriem - Attributable 85%	3	1	5	4	-	-	1	1
Obuasi	156	101	105	257	24	16	17	41
Minorities and exploration	2	3	3	5	1	1	-	-
GUINEA	**28**	**29**	**67**	**58**	**4**	**5**	**10**	**9**
Siguiri - Attributable 85%	24	25	57	49	4	4	9	8
Minorities and exploration	4	4	10	9	-	1	1	1
MALI	**10**	**6**	**18**	**15**	**2**	**1**	**3**	**2**
Morila - Attributable 40%	1	2	-	3	-	-	-	1
Sadiola - Attributable 38%	7	4	13	11	1	1	2	2
Yatela - Attributable 40%	1	-	5	1	-	-	1	-
NAMIBIA	**5**	**5**	**14**	**10**	**1**	**1**	**2**	**2**
Navachab	5	5	14	10	1	1	2	2
TANZANIA	**84**	**52**	**63**	**135**	**13**	**8**	**10**	**21**
Geita	84	52	63	135	13	8	10	21
USA	**16**	**27**	**14**	**43**	**2**	**4**	**2**	**7**
Cripple Creek & Victor J.V.	16	27	14	43	2	4	2	7
Minorities and exploration	-	-	-	-	-	-	-	-
OTHER	**5**	**4**	**7**	**9**	**1**	**1**	**1**	**2**
ANGLOGOLD ASHANTI	**1,168**	**961**	**1,068**	**2,130**	**181**	**156**	**167**	**337**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**20,150**	**18,963**	**20,604**	**39,112**
Vaal River								
Great Noligwa	8.11	8.57	9.49	8.34	4,767	5,013	5,401	9,780
Kopanang	7.19	6.83	6.95	7.02	3,561	3,220	3,659	6,781
Tau Lekoa	3.61	3.57	4.18	3.59	1,289	1,438	2,126	2,727
Surface Operations	0.50	0.45	0.48	0.48	970	663	666	1,634
Moab Khotsong	6.83	7.14	-	6.97	338	292	-	630
West Wits								
Mponeng	10.38	9.83	9.50	10.12	4,853	4,269	3,968	9,122
Savuka	7.17	7.76	5.93	7.45	653	653	1,038	1,306
TauTona [2]	9.70	9.24	9.45	9.47	3,718	3,413	3,747	7,132
ARGENTINA					**2,004**	**1,632**	**1,591**	**3,636**
Cerro Vanguardia - Attributable 92.50%	8.92	7.95	7.91	8.46	2,004	1,632	1,591	3,636
AUSTRALIA					**3,516**	**2,821**	**4,063**	**6,337**
Sunrise Dam [3]	3.27	2.86	4.28	3.07	3,516	2,821	4,063	6,337
BRAZIL					**2,526**	**2,263**	**2,660**	**4,789**
AngloGold Ashanti Mineração [2]	7.45	8.01	6.96	7.69	1,766	1,513	1,908	3,279
Serra Grande - Attributable 50%	7.50	7.58	8.04	7.54	760	750	751	1,510
GHANA					**4,552**	**4,896**	**5,341**	**9,448**
Bibiani [5]	0.47	0.79	-	0.63	274	476	931	749
Iduapriem [3] - Attributable 85%	1.77	1.74	1.72	1.76	1,265	1,351	1,244	2,616
Obuasi [2]	4.33	4.58	4.95	4.45	3,013	3,069	3,166	6,082
GUINEA					**1,826**	**1,776**	**2,486**	**3,602**
Siguiri [3] - Attributable 85%	1.16	1.01	1.35	1.08	1,826	1,776	2,486	3,602
MALI					**4,533**	**4,028**	**4,139**	**8,561**
Morila - Attributable 40%	4.22	4.03	5.51	4.12	1,684	1,689	2,095	3,374
Sadiola - Attributable 38%	3.50	3.11	3.02	3.32	1,607	1,316	1,339	2,922
Yatela [4] - Attributable 40%	4.92	4.53	2.51	4.72	1,242	1,023	705	2,265
NAMIBIA					**684**	**678**	**560**	**1,362**
Navachab	2.15	2.15	1.98	2.15	684	678	560	1,362
TANZANIA					**2,203**	**2,626**	**5,133**	**4,829**
Geita	1.50	2.12	3.34	1.78	2,203	2,626	5,133	4,829
USA					**2,030**	**1,984**	**2,215**	**4,014**
Cripple Creek & Victor J.V. [4]	0.54	0.50	0.62	0.52	2,030	1,984	2,215	4,014
ANGLOGOLD ASHANTI					**44,024**	**41,667**	**48,792**	**85,691**
Underground Operations	7.24	7.12	7.26	7.19	24,379	23,055	25,175	47,434
Surface and Dump Reclamation	0.50	0.55	0.49	0.52	1,663	1,517	927	3,180
Open-pit Operations	2.27	2.21	2.90	2.24	14,415	13,726	18,856	28,141
Heap leach Operations [1]	0.83	0.81	0.77	0.82	3,567	3,369	3,835	6,936
					44,024	**41,667**	**48,792**	**85,691**

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

[2] The yield of TauTona, AngloGold Ashanti Mineração and Obuasi represents underground operations.

[3] The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Bibiani represents surface and dump reclamation.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
	Productivity per employee - g				**Gold sold - kg**			
SOUTH AFRICA	**264**	**244**	**249**	**254**	**19,488**	**18,886**	**20,585**	**38,374**
Vaal River								
Great Noligwa	242	258	263	250	4,606	4,983	5,399	9,588
Kopanang	227	211	236	219	3,452	3,201	3,659	6,654
Tau Lekoa	152	139	169	145	1,253	1,431	2,125	2,684
Surface Operations	1,263	892	730	1,081	928	659	666	1,587
Moab Khotsong	128	89	-	106	328	290	-	618
West Wits								
Mponeng	349	311	280	330	4,692	4,261	3,970	8,954
Savuka	207	212	134	210	646	652	1,026	1,298
TauTona	308	285	328	297	3,584	3,408	3,740	6,992
ARGENTINA	**1,145**	**935**	**911**	**1,040**	**2,122**	**1,566**	**1,540**	**3,689**
Cerro Vanguardia - Attributable 92.50%	1,145	935	911	1,040	2,122	1,566	1,540	3,689
AUSTRALIA	**2,646**	**2,112**	**3,149**	**2,378**	**3,496**	**2,824**	**4,067**	**6,320**
Sunrise Dam	3,031	2,445	3,558	2,739	3,496	2,824	4,067	6,320
BRAZIL	**596**	**542**	**666**	**569**	**2,551**	**2,558**	**2,587**	**5,109**
AngloGold Ashanti Mineração	511	443	590	477	1,750	1,813	1,813	3,563
Serra Grande - Attributable 50%	971	988	992	980	801	745	774	1,546
GHANA	**283**	**284**	**224**	**283**	**4,024**	**4,875**	**5,389**	**8,899**
Bibiani	572	944	725	762	221	476	931	697
Iduapriem - Attributable 85%	611	650	584	630	1,130	1,351	1,263	2,481
Obuasi	223	209	155	216	2,673	3,048	3,196	5,721
GUINEA	**447**	**474**	**774**	**460**	**1,826**	**1,776**	**2,326**	**3,602**
Siguiri - Attributable 85%	447	474	774	460	1,826	1,776	2,326	3,602
MALI	**1,949**	**1,702**	**2,077**	**1,824**	**4,177**	**4,039**	**4,008**	**8,216**
Morila - Attributable 40%	2,010	1,944	3,742	1,976	1,520	1,640	2,025	3,161
Sadiola - Attributable 38%	1,954	1,567	1,757	1,758	1,542	1,313	1,299	2,855
Yatela - Attributable 40%	1,865	1,555	1,050	1,711	1,115	1,086	683	2,201
NAMIBIA	**747**	**698**	**596**	**722**	**629**	**680**	**558**	**1,308**
Navachab	747	698	596	722	629	680	558	1,308
TANZANIA	**470**	**597**	**1,282**	**531**	**2,100**	**2,929**	**5,273**	**5,030**
Geita	470	597	1,282	531	2,100	2,929	5,273	5,030
USA	**2,069**	**2,082**	**2,322**	**2,075**	**2,009**	**2,031**	**2,227**	**4,040**
Cripple Creek & Victor J.V.	2,069	2,082	2,322	2,075	2,009	2,031	2,227	4,040
ANGLOGOLD ASHANTI	**379**	**353**	**368**	**366**	**42,424**	**42,164**	**48,560**	**84,588**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**59,200**	**61,747**	**60,287**	**60,435**	**78,854**	**81,548**	**74,764**	**80,160**
Vaal River								
Great Noligwa	57,253	52,022	55,453	54,571	73,661	68,183	63,413	70,853
Kopanang	60,958	64,220	58,208	62,507	74,306	78,703	67,239	76,394
Tau Lekoa	92,719	102,270	82,469	97,755	124,569	133,024	98,972	129,028
Surface Operations	55,290	64,402	63,984	58,989	62,634	74,449	63,984	67,431
Moab Khotsong	137,630	167,406	-	151,425	224,472	259,751	-	240,816
West Wits								
Mponeng	47,250	51,487	57,209	49,233	68,188	70,752	74,926	69,388
Savuka	73,967	71,772	94,685	72,870	83,203	77,581	112,597	80,393
TauTona	55,276	57,978	49,773	56,569	78,155	82,566	75,999	80,266
ARGENTINA	**39,959**	**37,385**	**35,763**	**38,804**	**61,167**	**62,749**	**57,988**	**61,886**
Cerro Vanguardia - Attributable 92.50%	39,447	36,822	35,203	38,269	60,527	62,059	57,305	61,223
AUSTRALIA	**58,720**	**58,469**	**51,991**	**58,608**	**74,505**	**76,338**	**68,330**	**75,321**
Sunrise Dam	56,683	55,561	50,451	56,184	72,706	71,187	66,620	72,030
BRAZIL	**44,052**	**41,469**	**36,498**	**42,831**	**56,398**	**54,149**	**47,992**	**55,335**
AngloGold Ashanti Mineração	39,397	37,132	33,090	38,352	51,862	50,539	45,508	51,252
Serra Grande - Attributable 50%	42,580	36,951	31,615	39,783	54,514	47,423	40,004	50,991
GHANA	**85,107**	**68,345**	**66,546**	**76,421**	**118,571**	**99,228**	**92,058**	**108,548**
Bibiani	85,963	55,531	60,929	66,650	117,938	85,933	91,334	97,627
Iduapriem - Attributable 85%	84,886	71,477	69,809	77,962	110,484	96,068	89,551	103,040
Obuasi	85,122	68,952	66,915	76,962	122,025	102,679	93,257	112,263
GUINEA	**83,876**	**74,884**	**43,673**	**79,442**	**109,149**	**103,639**	**62,908**	**106,432**
Siguiri - Attributable 85%	83,876	74,884	43,673	79,442	109,149	103,639	62,908	106,432
MALI	**48,372**	**48,284**	**44,264**	**48,330**	**63,691**	**63,800**	**60,879**	**63,742**
Morila - Attributable 40%	51,803	51,820	35,711	51,812	66,241	70,132	52,583	68,190
Sadiola - Attributable 38%	52,888	53,584	53,050	53,201	69,219	65,638	67,266	67,607
Yatela - Attributable 40%	48,496	43,910	61,786	46,425	63,636	59,183	82,056	61,625
NAMIBIA	**57,763**	**44,795**	**74,345**	**51,305**	**75,514**	**59,018**	**94,010**	**67,298**
Navachab	57,763	44,795	74,345	51,305	75,514	59,018	94,010	67,298
TANZANIA	**105,814**	**72,557**	**68,422**	**87,728**	**128,519**	**92,656**	**84,160**	**109,016**
Geita	105,814	72,557	68,422	87,728	128,519	92,656	84,160	109,016
USA	**52,062**	**50,256**	**48,084**	**51,169**	**76,599**	**71,373**	**69,225**	**74,016**
Cripple Creek & Victor J.V.	49,987	48,627	47,084	49,315	74,525	69,744	68,225	72,162
ANGLOGOLD ASHANTI	**63,276**	**60,815**	**57,351**	**62,079**	**85,168**	**82,079**	**74,728**	**83,666**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - Rm			
SOUTH AFRICA	**1,520**	**981**	**585**	**2,500**	**1,145**	**623**	**336**	**1,768**
Vaal River								
Great Noligwa	367	299	162	666	295	223	133	519
Kopanang	265	160	107	425	222	117	83	339
Tau Lekoa	54	9	18	63	16	(32)	(11)	(16)
Surface Operations	76	31	18	107	69	24	18	93
Moab Khotsong	-	(13)	-	(13)	(29)	(40)	-	(69)
West Wits								
Mponeng	423	277	136	700	324	198	73	522
Savuka	40	27	(4)	67	34	23	(19)	58
TauTona	294	191	148	486	213	110	59	323
ARGENTINA	**168**	**100**	**81**	**268**	**123**	**55**	**44**	**178**
Cerro Vanguardia - Attributable 92.50%	157	93	76	250	115	52	42	167
Minorities and exploration	11	7	5	18	8	3	2	11
AUSTRALIA	**298**	**175**	**189**	**472**	**242**	**133**	**131**	**375**
Sunrise Dam	298	175	189	472	242	133	131	375
BRAZIL	**264**	**169**	**172**	**434**	**225**	**134**	**137**	**359**
AngloGold Ashanti Mineração	156	87	97	243	134	68	74	202
Serra Grande - Attributable 50%	48	39	42	87	39	31	36	71
Minorities and exploration	60	43	33	104	52	35	27	86
GHANA	**100**	**181**	**86**	**282**	**(43)**	**35**	**(21)**	**(9)**
Bibiani	11	22	19	33	4	10	(5)	14
Iduapriem - Attributable 85%	30	43	24	73	4	15	11	19
Obuasi	48	108	36	156	(56)	6	(29)	(50)
Minorities and exploration	11	8	7	20	5	4	2	8
GUINEA	**77**	**84**	**107**	**162**	**27**	**29**	**71**	**56**
Siguiri - Attributable 85%	59	71	89	130	17	24	61	41
Minorities and exploration	18	13	18	32	10	5	10	15
MALI	**336**	**232**	**170**	**569**	**268**	**179**	**104**	**448**
Morila - Attributable 40%	121	97	108	218	97	66	73	163
Sadiola - Attributable 38%	117	63	44	181	91	53	26	145
Yatela - Attributable 40%	98	72	18	170	80	60	5	140
NAMIBIA	**50**	**42**	**(1)**	**92**	**37**	**33**	**(6)**	**70**
Navachab	50	42	(1)	92	37	33	(6)	70
TANZANIA	**68**	**65**	**23**	**133**	**19**	**15**	**(56)**	**34**
Geita	68	65	23	133	19	15	(56)	34
USA	**64**	**61**	**79**	**125**	**(33)**	**10**	**16**	**(23)**
Cripple Creek & Victor J.V.	64	61	79	125	(33)	10	16	(23)
OTHER	**(8)**	**18**	**28**	**8**	**(22)**	**2**	**9**	**(19)**
ANGLOGOLD ASHANTI	**2,937**	**2,108**	**1,519**	**5,045**	**1,988**	**1,248**	**765**	**3,237**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					**648**	**610**	**662**	**1,257**
Vaal River								
Great Noligwa	0.236	0.250	0.277	0.243	153	161	174	314
Kopanang	0.210	0.199	0.203	0.205	114	104	118	218
Tau Lekoa	0.105	0.104	0.122	0.105	41	46	68	88
Surface Operations	0.015	0.013	0.014	0.014	31	21	21	53
Moab Khotsong	0.199	0.208	-	0.203	11	9	-	20
West Wits								
Mponeng	0.303	0.287	0.277	0.295	156	137	128	293
Savuka	0.209	0.226	0.173	0.217	21	21	33	42
TauTona [2]	0.283	0.269	0.276	0.276	120	110	120	229
ARGENTINA					**64**	**52**	**51**	**117**
Cerro Vanguardia - Attributable 92.50%	0.260	0.232	0.231	0.247	64	52	51	117
AUSTRALIA					**113**	**91**	**131**	**204**
Sunrise Dam [3]	0.095	0.084	0.125	0.090	113	91	131	204
BRAZIL					**81**	**73**	**86**	**154**
AngloGold Ashanti Mineração [2]	0.217	0.234	0.203	0.224	57	49	61	105
Serra Grande - Attributable 50%	0.219	0.221	0.234	0.220	24	24	24	49
GHANA					**146**	**157**	**172**	**304**
Bibiani [5]	0.014	0.023	-	0.018	9	15	30	24
Iduapriem [3] - Attributable 85%	0.052	0.051	0.050	0.051	41	43	40	84
Obuasi [2]	0.126	0.133	0.086	0.130	97	99	102	196
GUINEA					**59**	**57**	**80**	**116**
Siguiri [3] - Attributable 85%	0.034	0.030	0.039	0.032	59	57	80	116
MALI					**146**	**130**	**133**	**275**
Morila - Attributable 40%	0.123	0.118	0.161	0.120	54	54	67	108
Sadiola - Attributable 38%	0.102	0.091	0.088	0.097	52	42	43	94
Yatela [4] - Attributable 40%	0.143	0.132	0.073	0.138	40	33	23	73
NAMIBIA					**22**	**22**	**18**	**44**
Navachab	0.063	0.063	0.058	0.063	22	22	18	44
TANZANIA					**71**	**84**	**165**	**155**
Geita	0.044	0.062	0.097	0.052	71	84	165	155
USA					**65**	**64**	**71**	**129**
Cripple Creek & Victor J.V. [4]	0.016	0.015	0.018	0.015	65	64	71	129
ANGLOGOLD ASHANTI					**1,415**	**1,340**	**1,569**	**2,755**
Underground Operations	0.211	0.208	0.212	0.210	784	741	809	1,525
Surface and Dump Reclamation	0.015	0.016	0.014	0.015	53	49	30	102
Open-pit Operations	0.066	0.064	0.085	0.065	463	441	606	905
Heap leach Operations [1]	0.024	0.024	0.023	0.024	115	108	123	223
					1,415	**1,340**	**1,569**	**2,755**

[1] The yield is calculated on gold placed into leach pad inventory / tons placed on to leach pad.

[2] The yield of TauTona, AngloGold Ashanti Mineração and Obuasi represents underground operations.

[3] The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tons placed.

[5] The yield of Bibiani represents surface and dump reclamation.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**8.47**	**7.84**	**7.99**	**8.15**	**627**	**607**	**662**	**1,234**
Vaal River								
Great Noligwa	7.77	8.31	8.47	8.04	148	160	174	308
Kopanang	7.30	6.80	7.58	7.05	111	103	118	214
Tau Lekoa	4.88	4.47	5.44	4.66	40	46	68	86
Surface Operations	40.60	28.69	23.48	34.74	30	21	21	51
Moab Khotsong	4.10	2.87	-	3.42	11	9	-	20
West Wits								
Mponeng	11.21	9.99	8.99	10.60	151	137	128	288
Savuka	6.67	6.82	4.31	6.74	21	21	33	42
TauTona	9.91	9.16	10.53	9.54	115	110	120	225
ARGENTINA	**36.82**	**30.05**	**29.28**	**33.44**	**68**	**50**	**50**	**119**
Cerro Vanguardia - Attributable 92.50%	36.82	30.05	29.28	33.44	68	50	50	119
AUSTRALIA	**85.06**	**67.91**	**101.23**	**76.46**	**112**	**91**	**131**	**203**
Sunrise Dam	97.45	78.60	114.38	88.05	112	91	131	203
BRAZIL	**19.16**	**17.43**	**21.41**	**18.30**	**82**	**82**	**83**	**164**
AngloGold Ashanti Mineração	16.43	14.25	18.95	15.34	56	58	58	115
Serra Grande - Attributable 50%	31.23	31.76	31.91	31.49	26	24	25	50
GHANA	**9.11**	**9.12**	**7.21**	**9.11**	**129**	**157**	**173**	**286**
Bibiani	18.38	30.34	23.32	24.51	7	15	30	22
Iduapriem - Attributable 85%	19.64	20.88	18.78	20.26	36	43	41	80
Obuasi	7.17	6.72	4.99	6.94	86	98	103	184
GUINEA	**14.37**	**15.22**	**24.87**	**14.78**	**59**	**57**	**75**	**116**
Siguiri - Attributable 85%	14.37	15.22	24.87	14.78	59	57	75	116
Minorities and exploration								
MALI	**62.66**	**54.71**	**66.77**	**58.65**	**134**	**130**	**129**	**264**
Morila - Attributable 40%	64.62	62.50	120.31	63.54	49	53	65	102
Sadiola - Attributable 38%	62.84	50.37	56.49	56.53	50	42	42	92
Yatela - Attributable 40%	59.97	49.98	33.76	55.01	36	35	22	71
NAMIBIA	**24.00**	**22.44**	**19.16**	**23.20**	**20**	**22**	**18**	**42**
Navachab	24.00	22.44	19.16	23.20	20	22	18	42
TANZANIA	**15.10**	**19.20**	**41.21**	**17.08**	**68**	**94**	**170**	**162**
Geita	15.10	19.20	41.21	17.08	68	94	170	162
USA	**66.53**	**66.93**	**74.65**	**66.73**	**65**	**65**	**72**	**130**
Cripple Creek & Victor J.V.	66.53	66.93	74.65	66.73	65	65	72	130
ANGLOGOLD ASHANTI	**12.19**	**11.34**	**11.83**	**11.76**	**1,364**	**1,356**	**1,561**	**2,720**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
US Dollar / Imperial	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**286**	**313**	**293**	**299**	**381**	**413**	**363**	**396**
Vaal River								
Great Noligwa	277	263	270	270	356	345	309	351
Kopanang	295	325	283	309	359	398	327	378
Tau Lekoa	447	518	400	485	601	674	480	640
Surface Operations	267	326	310	291	303	377	310	333
Moab Khotsong	666	848	-	750	1,084	1,315	-	1,191
West Wits								
Mponeng	229	261	278	244	330	358	364	343
Savuka	359	363	461	361	401	393	548	397
TauTona	267	294	243	280	377	418	369	397
ARGENTINA	**190**	**189**	**173**	**190**	**292**	**317**	**280**	**303**
Cerro Vanguardia - Attributable 92.50%	188	186	171	187	289	314	277	300
AUSTRALIA	**282**	**296**	**253**	**288**	**359**	**386**	**333**	**371**
Sunrise Dam	273	281	246	276	350	360	324	355
BRAZIL	**213**	**210**	**177**	**211**	**272**	**274**	**233**	**273**
AngloGold Ashanti Mineração	190	188	161	189	249	256	221	253
Serra Grande - Attributable 50%	206	187	153	196	263	240	194	252
GHANA	**407**	**346**	**322**	**375**	**568**	**503**	**446**	**534**
Bibiani	412	281	296	329	569	435	443	484
Iduapriem - Attributable 85%	408	362	339	384	532	487	435	509
Obuasi	406	349	324	377	583	520	451	551
GUINEA	**403**	**379**	**212**	**391**	**524**	**525**	**305**	**524**
Siguiri - Attributable 85%	403	379	212	391	524	525	305	524
MALI	**232**	**244**	**214**	**238**	**305**	**323**	**295**	**314**
Morila - Attributable 40%	249	262	173	255	318	355	255	336
Sadiola - Attributable 38%	255	271	256	262	332	332	325	332
Yatela - Attributable 40%	232	222	299	228	305	300	398	303
NAMIBIA	**279**	**227**	**362**	**253**	**364**	**299**	**459**	**331**
Navachab	279	227	362	253	364	299	459	331
TANZANIA	**507**	**368**	**331**	**432**	**617**	**470**	**408**	**537**
Geita	507	368	331	432	617	470	408	537
USA	**252**	**255**	**232**	**253**	**369**	**362**	**334**	**366**
Cripple Creek & Victor J.V.	242	246	227	244	360	353	329	356
ANGLOGOLD ASHANTI	**305**	**308**	**278**	**306**	**410**	**416**	**363**	**413**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - $m			
SOUTH AFRICA	**232**	**159**	**91**	**392**	**174**	**101**	**52**	**276**
Vaal River								
Great Noligwa	56	49	25	105	45	36	21	81
Kopanang	40	26	17	66	34	19	13	53
Tau Lekoa	8	1	3	10	2	(5)	(2)	(3)
Surface Operations	12	5	3	17	11	4	3	15
Moab Khotsong	-	(2)	-	(2)	(5)	(7)	-	(11)
West Wits								
Mponeng	65	45	21	110	50	32	11	82
Savuka	6	4	(1)	10	5	4	(3)	9
TauTona	45	31	23	76	32	18	9	50
ARGENTINA	**26**	**16**	**13**	**42**	**19**	**9**	**7**	**28**
Cerro Vanguardia - Attributable 92.50%	24	15	12	39	18	8	7	26
Minorities and exploration	2	1	1	3	1	1	-	2
AUSTRALIA	**46**	**28**	**30**	**74**	**37**	**22**	**21**	**59**
Sunrise Dam	46	28	30	74	37	22	21	59
BRAZIL	**41**	**28**	**27**	**68**	**35**	**22**	**21**	**56**
AngloGold Ashanti Mineração	24	14	15	38	21	11	11	32
Serra Grande - Attributable 50%	8	6	7	14	6	5	6	11
Minorities and exploration	9	8	5	16	8	6	4	13
GHANA	**15**	**29**	**13**	**45**	**(7)**	**5**	**(3)**	**(2)**
Bibiani	2	4	3	5	1	2	(1)	2
Iduapriem - Attributable 85%	5	7	4	12	-	2	2	3
Obuasi	7	18	5	25	(9)	1	(5)	(8)
Minorities and exploration	1	-	1	3	1	-	1	1
GUINEA	**12**	**14**	**16**	**26**	**4**	**5**	**11**	**9**
Siguiri - Attributable 85%	9	11	14	20	2	4	9	6
Minorities and exploration	3	3	2	6	2	1	2	3
MALI	**52**	**38**	**26**	**90**	**41**	**30**	**16**	**71**
Morila - Attributable 40%	19	16	16	35	15	11	11	26
Sadiola - Attributable 38%	18	10	7	28	14	9	4	23
Yatela - Attributable 40%	15	12	3	27	12	10	1	22
NAMIBIA	**8**	**7**	**-**	**15**	**6**	**5**	**(1)**	**11**
Navachab	8	7	-	15	6	5	(1)	11
TANZANIA	**10**	**10**	**3**	**21**	**3**	**2**	**(9)**	**5**
Geita	10	10	3	21	3	2	(9)	5
USA	**10**	**10**	**12**	**20**	**(5)**	**2**	**2**	**(3)**
Cripple Creek & Victor J.V.	10	10	12	20	(5)	2	2	(3)
OTHER	**-**	**3**	**4**	**2**	**(2)**	**-**	**-**	**(3)**
ANGLOGOLD ASHANTI	**452**	**342**	**235**	**794**	**305**	**202**	**117**	**507**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER

GREAT NOLIGWA				Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	97	100	112	197	1,047	1,075	1,206	2,122
Milled	- 000 tonnes	/	- 000 tons	588	585	569	1,173	648	645	627	1,293
Yield	- g / t	/	- oz / t	8.11	8.57	9.49	8.34	0.236	0.250	0.277	0.243
Gold produced	- kg	/	- oz (000)	4,767	5,013	5,401	9,780	153	161	174	314
Gold sold	- kg	/	- oz (000)	4,606	4,983	5,399	9,588	148	160	174	308
Price received	- R / kg	/	- $ / oz - sold	137,145	114,185	89,038	125,214	655	577	433	615
Total cash costs	- R	/	- $ - ton milled	464	446	526	455	66	66	75	66
	- R / kg	/	- $ / oz - produced	57,253	52,022	55,453	54,571	277	263	270	270
Total production costs	- R / kg	/	- $ / oz - produced	73,661	68,183	63,413	70,853	356	345	309	351
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	283	273	299	278	9.11	8.78	9.61	8.95
Actual	- g	/	- oz	242	258	263	250	7.77	8.31	8.47	8.04
Target	- m²	/	- ft²	5.65	5.46	5.26	5.55	60.81	58.76	56.61	59.79
Actual	- m²	/	- ft²	4.93	5.15	5.46	5.04	53.10	55.39	58.82	54.23
FINANCIAL RESULTS (MILLION)											
Gold income				518	509	505	1,027	80	83	79	163
Cost of sales				336	346	348	682	52	56	54	108
Cash operating costs				270	258	297	528	42	42	46	84
Other cash costs				3	3	3	5	-	-	-	1
Total cash costs				273	261	299	534	42	42	47	85
Retrenchment costs				4	4	8	7	1	1	1	1
Rehabilitation and other non-cash costs				2	2	7	4	-	-	1	1
Production costs				279	266	314	545	43	43	49	87
Amortisation of tangible assets				72	75	29	148	11	12	4	23
Inventory change				(15)	4	5	(11)	(3)	1	1	(2)
				182	164	158	346	28	27	24	55
Realised non-hedge derivatives				113	60	(25)	173	17	10	(3)	27
Gross profit excluding the effect of unrealised non-hedge derivatives				295	223	133	519	45	36	21	81
Capital expenditure				56	52	49	109	9	9	8	17

Rounding of figures may result in computational discrepancies.

Quarterly Report June 2006 - www.AngloGoldAshanti.com

South Africa

VAAL RIVER

KOPANANG				Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	119	111	123	230	1,281	1,196	1,329	2,477
Milled	- 000 tonnes	/	- 000 tons	495	471	527	966	546	519	581	1,065
Yield	- g / t	/	- oz / t	7.19	6.83	6.95	7.02	0.210	0.199	0.203	0.205
Gold produced	- kg	/	- oz (000)	3,561	3,220	3,659	6,781	114	104	118	218
Gold sold	- kg	/	- oz (000)	3,452	3,201	3,659	6,654	111	103	118	214
Price received	- R / kg	/	- $ / oz - sold	137,101	113,889	90,270	125,932	654	576	437	617
Total cash costs	- R	/	- $ - ton milled	438	439	404	439	62	65	57	63
	- R / kg	/	- $ / oz - produced	60,958	64,220	58,208	62,507	295	325	283	309
Total production costs	- R / kg	/	- $ / oz - produced	74,306	78,703	67,239	76,394	359	398	327	378
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	241	239	220	240	7.74	7.69	7.06	7.72
Actual	- g	/	- oz	227	211	236	219	7.30	6.80	7.58	7.05
Target	- m²	/	- ft²	7.79	7.69	7.07	7.74	83.83	82.81	76.12	83.32
Actual	- m²	/	- ft²	7.59	7.30	7.96	7.45	81.65	78.58	85.69	80.14
FINANCIAL RESULTS (MILLION)											
Gold income				388	327	347	716	60	53	54	113
Cost of sales				251	248	247	499	39	40	39	79
Cash operating costs				215	205	211	419	33	33	33	67
Other cash costs				2	2	2	4	-	-	-	1
Total cash costs				217	207	213	424	34	34	33	67
Retrenchment costs				3	2	5	5	-	-	1	1
Rehabilitation and other non-cash costs				2	1	4	3	-	-	-	-
Production costs				221	210	222	432	34	34	35	69
Amortisation of tangible assets				43	43	24	86	7	7	4	14
Inventory change				(13)	(6)	1	(19)	(2)	(1)	-	(3)
				137	80	101	217	21	13	15	34
Realised non-hedge derivatives				85	37	(17)	122	13	6	(2)	19
Gross profit excluding the effect of unrealised non-hedge derivatives				222	117	83	339	34	19	13	53
Capital expenditure				52	56	60	108	8	9	9	17

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

MOAB KHOTSONG				Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	7	6	-	14	79	69	-	148
Milled	- 000 tonnes	/	- 000 tons	50	41	-	90	55	45	-	100
Yield	- g / t	/	- oz / t	6.83	7.14	-	6.97	0.199	0.208	-	0.203
Gold produced	- kg	/	- oz (000)	338	292	-	630	11	9	-	20
Gold sold	- kg	/	- oz (000)	328	290	-	618	11	9	-	20
Price received	- R / kg	/	- $ / oz - sold	137,614	115,601	-	127,283	655	583	-	621
Total cash costs	- R	/	- $ - ton milled	940	1,195	-	1,055	133	176	-	153
	- R / kg	/	- $ / oz - produced	137,630	167,406	-	151,425	666	848	-	750
Total production costs	- R / kg	/	- $ / oz - produced	224,472	259,751	-	240,816	1,084	1,315	-	1,191
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	120	87	-	104	3.87	2.81	-	3.35
Actual	- g	/	- oz	128	89	-	106	4.10	2.87	-	3.42
Target	- m²	/	- ft²	2.73	2.30	-	2.52	29.42	24.77	-	27.15
Actual	- m²	/	- ft²	2.78	1.96	-	2.33	29.94	21.06	-	25.03
FINANCIAL RESULTS (MILLION)											
Gold income				37	30	-	67	6	5	-	10
Cost of sales				74	74	-	148	11	12	-	23
Cash operating costs				46	48	-	95	7	8	-	15
Other cash costs				-	-	-	1	-	-	-	-
Total cash costs				47	49	-	95	7	8	-	15
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				47	49	-	96	7	8	-	15
Amortisation of tangible assets				29	27	-	56	4	4	-	9
Inventory change				(2)	(2)	-	(4)	-	-	-	(1)
				(37)	(44)	-	(81)	(6)	(7)	-	(13)
Realised non-hedge derivatives				8	4	-	12	1	1	-	2
Gross loss excluding the effect of unrealised non-hedge derivatives				(29)	(40)	-	(69)	(5)	(7)	-	(11)
Capital expenditure				138	112	152	250	21	18	24	40

Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER

TAU LEKOA				Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	65	78	101	142	697	836	1,089	1,534
Milled	- 000 tonnes	/	- 000 tons	357	402	509	760	394	444	561	837
Yield	- g / t	/	- oz / t	3.61	3.57	4.18	3.59	0.105	0.104	0.122	0.105
Gold produced	- kg	/	- oz (000)	1,289	1,438	2,126	2,727	41	46	68	88
Gold sold	- kg	/	- oz (000)	1,253	1,431	2,125	2,684	40	46	68	86
Price received	- R / kg	/	- $ / oz - sold	136,170	112,954	90,580	123,789	653	572	438	610
Total cash costs	- R	/	- $ - ton milled	335	366	344	351	47	54	49	51
	- R / kg	/	- $ / oz - produced	92,719	102,270	82,469	97,755	447	518	400	485
Total production costs	- R / kg	/	- $ / oz - produced	124,569	133,024	98,972	129,028	601	674	480	640
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	123	183	220	153	3.96	5.88	7.06	4.92
Actual	- g	/	- oz	152	139	169	145	4.88	4.47	5.44	4.66
Target	- m²	/	- ft²	5.54	8.61	9.70	7.08	59.65	92.71	104.37	76.21
Actual	- m²	/	- ft²	7.63	7.51	8.05	7.56	82.11	80.83	86.66	81.40
FINANCIAL RESULTS (MILLION)											
Gold income				140	146	203	287	22	24	31	46
Cost of sales				154	194	203	348	24	32	32	55
Cash operating costs				119	146	174	264	18	24	27	42
Other cash costs				1	1	1	2	-	-	-	-
Total cash costs				120	147	175	267	19	24	27	43
Retrenchment costs				2	2	4	4	-	-	1	1
Rehabilitation and other non-cash costs				1	1	2	2	-	-	-	-
Production costs				123	150	181	273	19	24	28	43
Amortisation of tangible assets				38	41	29	79	6	7	5	13
Inventory change				(6)	3	(7)	(4)	(1)	-	(1)	(1)
				(14)	(48)	-	(62)	(2)	(8)	-	(10)
Realised non-hedge derivatives				30	15	(10)	45	5	2	(1)	7
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				16	(32)	(11)	(16)	2	(5)	(2)	(3)
Capital expenditure				13	20	19	33	2	3	3	5

Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER

SURFACE OPERATIONS				Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/	- 000 tons	1,952	1,481	1,396	3,433	2,151	1,632	1,539	3,784
Yield	- g / t	/	- oz / t	0.50	0.45	0.48	0.48	0.015	0.013	0.014	0.014
Gold produced	- kg	/	- oz (000)	970	663	666	1,634	31	21	21	53
Gold sold	- kg	/	- oz (000)	928	659	666	1,587	30	21	21	51
Price received	- R / kg	/	- $ / oz	- sold	137,624	114,429	90,434	127,993	659	578	437	625
Total cash costs	- R	/	- $	- ton milled	27	29	31	28	4	4	4	4
	- R / kg	/	- $ / oz	- produced	55,290	64,402	63,984	58,989	267	326	310	291
Total production costs	- R / kg	/	- $ / oz	- produced	62,634	74,449	63,984	67,431	303	377	310	333
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	1,166	751	726	959	37.49	24.16	23.35	30.82
Actual	- g	/	- oz	1,263	892	730	1,081	40.60	28.69	23.48	34.74
FINANCIAL RESULTS (MILLION)											
Gold income				105	67	63	172	16	11	10	27
Cost of sales				58	51	43	110	9	8	7	17
Cash operating costs				54	43	43	96	8	7	7	15
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				54	43	43	96	8	7	7	15
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				54	43	43	96	8	7	7	15
Amortisation of tangible assets				7	7	-	14	1	1	-	2
Inventory change				(2)	2	-	-	-	-	-	-
				46	16	21	62	7	3	3	10
Realised non-hedge derivatives				23	8	(3)	31	3	1	-	5
Gross profit excluding the effect of unrealised non-hedge derivatives				69	24	18	93	11	4	3	15
Capital expenditure				22	13	40	35	3	2	6	5

Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS

MPONENG				Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	92	84	87	176	993	903	934	1,896
Milled	- 000 tonnes	/	- 000 tons	468	434	418	902	515	479	461	994
Yield	- g / t	/	- oz / t	10.38	9.83	9.50	10.12	0.303	0.287	0.277	0.295
Gold produced	- kg	/	- oz (000)	4,853	4,269	3,968	9,122	156	137	128	293
Gold sold	- kg	/	- oz (000)	4,692	4,261	3,970	8,954	151	137	128	288
Price received	- R / kg	/	- $ / oz - sold	136,127	114,510	91,547	125,839	651	579	442	617
Total cash costs	- R	/	- $ - ton milled	490	506	543	498	69	75	77	72
	- R / kg	/	- $ / oz - produced	47,250	51,487	57,209	49,233	229	261	278	244
Total production costs	- R / kg	/	- $ / oz - produced	68,188	70,752	74,926	69,388	330	358	364	343
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	294	276	243	285	9.46	8.87	7.80	9.17
Actual	- g	/	- oz	349	311	280	330	11.21	9.99	8.99	10.60
Target	- m²	/	- ft²	6.21	5.96	5.63	6.08	66.81	64.14	60.60	65.49
Actual	- m²	/	- ft²	6.62	6.11	6.11	6.37	71.30	65.74	65.79	68.54
FINANCIAL RESULTS (MILLION)											
Gold income				526	436	381	962	81	71	59	152
Cost of sales				315	290	290	605	49	47	45	96
Cash operating costs				227	217	225	444	35	35	35	71
Other cash costs				3	3	2	5	-	-	-	1
Total cash costs				229	220	227	449	36	36	35	71
Retrenchment costs				2	2	6	4	-	-	1	1
Rehabilitation and other non-cash costs				1	1	1	2	-	-	-	-
Production costs				232	222	234	455	36	36	37	72
Amortisation of tangible assets				99	80	63	178	15	13	10	28
Inventory change				(16)	(12)	(7)	(28)	(3)	(2)	(1)	(5)
				212	145	91	357	33	24	14	56
Realised non-hedge derivatives				112	52	(18)	165	17	8	(3)	25
Gross profit excluding the effect of unrealised non-hedge derivatives				324	198	73	522	50	32	11	82
Capital expenditure				69	64	70	133	11	10	11	21

Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS

SAVUKA				Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	19	17	36	37	210	186	386	395
Milled	- 000 tonnes	/	- 000 tons	91	84	175	175	100	93	193	193
Yield	- g / t	/	- oz / t	7.17	7.76	5.93	7.45	0.209	0.226	0.173	0.217
Gold produced	- kg	/	- oz (000)	653	653	1,038	1,306	21	21	33	42
Gold sold	- kg	/	- oz (000)	646	652	1,026	1,298	21	21	33	42
Price received	- R / kg	/	- $ / oz - sold	135,705	112,970	91,285	124,283	647	572	441	609
Total cash costs	- R	/	- $ - ton milled	530	557	562	543	75	82	80	78
	- R / kg	/	- $ / oz - produced	73,967	71,772	94,685	72,870	359	363	461	361
Total production costs	- R / kg	/	- $ / oz - produced	83,203	77,581	112,597	80,393	401	393	548	397
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	-	166	152	166	-	5.34	4.89	5.34
Actual	- g	/	- oz	207	212	134	210	6.67	6.82	4.31	6.74
Target	- m²	/	- ft²	-	5.00	5.13	5.00	-	53.81	55.23	53.81
Actual	- m²	/	- ft²	6.19	5.60	4.63	5.90	66.60	60.30	49.80	63.48
FINANCIAL RESULTS (MILLION)											
Gold income				72	67	98	139	11	11	15	22
Cost of sales				53	50	113	104	8	8	18	16
Cash operating costs				48	46	97	94	7	8	15	15
Other cash costs				1	1	1	1	-	-	-	-
Total cash costs				48	47	98	95	8	8	15	15
Retrenchment costs				-	-	4	-	-	-	1	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				49	47	102	96	8	8	16	15
Amortisation of tangible assets				6	3	15	9	1	1	2	1
Inventory change				(1)	-	(4)	(1)	-	-	(1)	-
				19	16	(15)	35	3	3	(2)	6
Realised non-hedge derivatives				15	7	(5)	22	2	1	(1)	3
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				34	23	(19)	58	5	4	(3)	9
Capital expenditure				4	-	15	4	1	-	2	1

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

TAUTONA			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	58	64	69	121	622	684	741	1,306
Milled	- 000 tonnes	/ - 000 tons	374	363	396	738	413	401	437	813
Yield	- g / t	/ - oz / t	9.70	9.24	9.45	9.47	0.283	0.269	0.276	0.276
Gold produced	- kg	/ - oz (000)	3,632	3,357	3,747	6,989	117	108	120	225
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	189	117	-	307	209	129	-	338
Yield	- g / t	/ - oz / t	0.46	0.48	-	0.47	0.013	0.014	-	0.014
Gold produced	- kg	/ - oz (000)	86	56	-	143	3	2	-	5
TOTAL										
Yield [1]	- g / t	/ - oz / t	9.70	9.24	9.45	9.47	0.283	0.269	0.276	0.276
Gold produced	- kg	/ - oz (000)	3,718	3,413	3,747	7,132	120	110	120	229
Gold sold	- kg	/ - oz (000)	3,584	3,408	3,740	6,992	115	110	120	225
Price received	- R / kg	/ - $ / oz - sold	137,247	113,518	90,550	125,681	653	575	439	615
Total cash costs	- R	/ - $ - ton milled	365	412	470	386	51	61	67	56
	- R / kg	/ - $ / oz - produced	55,276	57,978	49,773	56,569	267	294	243	280
Total production costs	- R / kg	/ - $ / oz - produced	78,155	82,566	75,999	80,266	377	418	369	397
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	315	307	326	311	10.14	9.86	10.50	10.00
Actual	- g	/ - oz	308	285	328	297	9.91	9.16	10.53	9.54
Target	- m²	/ - ft²	5.47	5.63	5.05	5.55	58.88	60.63	54.32	59.76
Actual	- m²	/ - ft²	4.79	5.31	6.02	5.05	51.52	57.12	64.79	54.31
FINANCIAL RESULTS (MILLION)										
Gold income			404	348	355	752	62	57	55	119
Cost of sales			279	276	280	556	43	45	44	88
Cash operating costs			203	196	184	399	32	32	29	63
Other cash costs			2	2	2	4	-	-	-	1
Total cash costs			206	198	186	403	32	32	29	64
Retrenchment costs			3	2	5	5	-	-	1	1
Rehabilitation and other non-cash costs			1	1	4	1	-	-	1	-
Production costs			209	201	196	410	32	33	31	65
Amortisation of tangible assets			82	81	89	163	13	13	14	26
Inventory change			(11)	(5)	(5)	(17)	(2)	(1)	(1)	(3)
			125	72	75	197	19	12	11	31
Realised non-hedge derivatives			88	38	(16)	126	13	6	(2)	19
Gross profit excluding the effect of unrealised non-hedge derivatives			213	110	59	323	32	18	9	50
Capital expenditure			118	90	122	208	18	15	19	33

Rounding of figures may result in computational discrepancies.

[1] Total yield excludes the surface and dump reclamation.

Argentina

			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
CERRO VANGUARDIA - Attributable 92.50%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	4,096	4,138	4,690	8,233	4,515	4,561	5,170	9,076
Treated	- 000 tonnes /	- 000 tons	225	205	201	430	248	226	222	474
Stripping ratio	- t (mined total - mined ore) / t mined ore		17.05	20.27	18.94	18.54	17.05	20.27	18.94	18.54
Yield	- g / t /	- oz / t	8.92	7.95	7.91	8.46	0.260	0.232	0.231	0.247
Gold in ore	- kg /	- oz (000)	1,712	1,570	1,647	3,282	55	50	53	106
Gold produced	- kg /	- oz (000)	2,004	1,632	1,591	3,636	64	52	51	117
Gold sold	- kg /	- oz (000)	2,122	1,566	1,540	3,689	68	50	50	119
Price received	- R / kg /	- $ / oz - sold	107,649	89,541	78,459	100,130	515	454	381	489
Total cash costs	- R / kg /	- $ / oz - produced	39,447	36,822	35,203	38,269	188	186	171	187
Total production costs	- R / kg /	- $ / oz - produced	60,527	62,059	57,305	61,223	289	314	277	300
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	1,263	1,051	816	1,157	40.59	33.78	26.23	37.19
Actual	- g /	- oz	1,145	935	911	1,040	36.82	30.05	29.28	33.44
FINANCIAL RESULTS (MILLION)										
Gold income			255	156	131	411	39	25	21	65
Cost of sales			128	97	87	224	20	16	14	35
Cash operating costs			56	45	44	101	9	7	7	16
Other cash costs			23	15	12	38	4	2	2	6
Total cash costs			79	60	56	139	12	10	9	22
Rehabilitation and other non-cash costs			1	1	1	1	-	-	-	-
Production costs			80	61	57	140	12	10	9	22
Amortisation of tangible assets			42	41	34	82	6	7	5	13
Inventory change			7	(5)	(4)	2	1	(1)	(1)	-
			127	59	45	186	20	10	7	29
Realised non-hedge derivatives			(12)	(7)	(3)	(19)	(2)	(1)	-	(3)
Gross profit excluding the effect of unrealised non-hedge derivatives			115	52	42	167	18	8	7	26
Capital expenditure			11	42	34	53	2	7	5	8

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	83	56	-	139	92	62	-	154
Treated	- 000 tonnes	/ - 000 tons	64	46	-	110	70	51	-	121
Yield	- g / t	/ - oz / t	7.82	5.62	-	6.89	0.228	0.164	-	0.201
Gold produced	- kg	/ - oz (000)	498	261	-	759	16	8	-	24
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	2,786	2,629	2,785	5,415	3,644	3,439	3,642	7,082
Treated	- 000 tonnes	/ - 000 tons	922	894	912	1,816	1,016	986	1,005	2,002
Stripping ratio	- t (mined total - mined ore) / t mined ore		4.40	4.36	5.12	4.38	4.40	4.36	5.12	4.38
Yield	- g / t	/ - oz / t	3.27	2.86	4.28	3.07	0.095	0.084	0.125	0.090
Gold produced	- kg	/ - oz (000)	3,018	2,560	4,063	5,578	97	82	131	179
TOTAL										
Yield [1]	- g / t	/ - oz / t	3.27	2.86	4.28	3.07	0.095	0.084	0.125	0.090
Gold produced	- kg	/ - oz (000)	3,516	2,821	4,063	6,337	113	91	131	204
Gold sold	- kg	/ - oz (000)	3,496	2,824	4,067	6,320	112	91	131	203
Price received	- R / kg	/ - $ / oz - sold	135,953	118,640	99,502	128,216	651	598	483	627
Total cash costs	- R / kg	/ - $ / oz - produced	56,683	55,561	50,451	56,184	273	281	246	276
Total production costs	- R / kg	/ - $ / oz - produced	72,706	71,187	66,620	72,030	350	360	324	355
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,691	2,559	3,027	2,625	86.52	82.29	97.32	84.39
Actual	- g	/ - oz	3,031	2,445	3,558	2,739	97.45	78.60	114.38	88.05
FINANCIAL RESULTS (MILLION)										
Gold income			465	309	413	774	72	50	64	122
Cost of sales			233	202	273	435	36	33	43	68
Cash operating costs			187	149	195	336	29	24	31	53
Other cash costs			12	8	10	20	2	1	2	3
Total cash costs			199	157	205	356	31	25	32	56
Rehabilitation and other non-cash costs			1	3	8	3	-	-	1	1
Production costs			200	159	213	359	31	26	33	57
Amortisation of tangible assets			56	41	58	97	9	7	9	15
Inventory change			(22)	1	3	(21)	(4)	-	-	(4)
			232	107	140	339	36	17	22	53
Realised non-hedge derivatives			10	26	(8)	36	2	4	(1)	6
Gross profit excluding the effect of unrealised non-hedge derivatives			242	133	131	375	37	22	21	59
Capital expenditure			41	39	54	80	6	6	8	13

Rounding of figures may result in computational discrepancies.

[1] Total yield excludes the underground operations.

Brazil

ANGLOGOLD ASHANTI MINERAÇÃO			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	212	159	229	371	234	175	253	409
Treated	- 000 tonnes	/ - 000 tons	211	161	232	372	233	178	256	410
Yield	- g / t	/ - oz / t	7.45	8.01	6.96	7.69	0.217	0.234	0.203	0.224
Gold produced	- kg	/ - oz (000)	1,573	1,291	1,615	2,864	51	42	52	92
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	-	-	11	-	-	-	12	-
Yield	- g / t	/ - oz / t	-	-	1.89	-	-	-	0.055	-
Gold produced	- kg	/ - oz (000)	-	-	21	-	-	-	1	-
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,145	911	1,182	2,056	1,262	1,004	1,303	2,266
Placed [1]	- 000 tonnes	/ - 000 tons	60	59	69	119	66	65	76	131
Stripping ratio	- t (mined total - mined ore) / t mined ore		18.36	14.27	16.05	16.31	18.36	14.27	16.05	16.31
Yield [2]	- g / t	/ - oz / t	6.80	7.23	2.71	7.01	0.198	0.211	0.079	0.205
Gold placed [3]	- kg	/ - oz (000)	405	430	187	834	13	14	6	27
Gold produced	- kg	/ - oz (000)	193	222	273	415	6	7	9	13
TOTAL										
Yield [4]	- g / t	/ - oz / t	7.45	8.01	6.96	7.69	0.217	0.234	0.203	0.224
Gold produced	- kg	/ - oz (000)	1,766	1,513	1,908	3,279	57	49	61	105
Gold sold	- kg	/ - oz (000)	1,750	1,813	1,813	3,563	56	58	58	115
Price received	- R / kg	/ - $ / oz - sold	130,140	90,206	86,409	109,820	621	457	417	537
Total cash costs	- R / kg	/ - $ / oz - produced	39,397	37,132	33,090	38,352	190	188	161	189
Total production costs	- R / kg	/ - $ / oz - produced	51,862	50,539	45,508	51,252	249	256	221	253
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	534	438	552	486	17.17	14.07	17.75	15.62
Actual	- g	/ - oz	511	443	590	477	16.43	14.25	18.95	15.34
FINANCIAL RESULTS (MILLION)										
Gold income			196	159	141	355	30	26	22	56
Cost of sales			93	96	82	189	14	16	13	30
Cash operating costs			67	54	61	122	10	9	10	19
Other cash costs			2	2	2	4	-	-	-	1
Total cash costs			70	56	63	126	11	9	10	20
Rehabilitation and other non-cash costs			1	1	1	2	-	-	-	-
Production costs			70	57	64	127	11	9	10	20
Amortisation of tangible assets			21	19	23	41	3	3	4	6
Inventory change			2	19	(5)	21	-	3	(1)	3
			103	63	59	166	16	10	9	26
Realised non-hedge derivatives			32	5	15	37	5	1	2	6
Gross profit excluding the effect of unrealised non-hedge derivatives			134	68	74	202	21	11	11	32
Capital expenditure			277	196	111	473	43	32	18	75

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield represents underground operations

Rounding of figures may result in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%				Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	98	97	94	195	108	107	103	215
Treated	- 000 tonnes	/	- 000 tons	101	99	93	200	112	109	103	221
Yield	- g / t	/	- oz / t	7.50	7.58	8.04	7.54	0.219	0.221	0.234	0.220
Gold produced	- kg	/	- oz (000)	760	750	751	1,510	24	24	24	49
Gold sold	- kg	/	- oz (000)	801	745	774	1,546	26	24	25	50
Price received	- R / kg	/	- $ / oz - sold	102,711	89,529	85,794	96,362	499	453	415	477
Total cash costs	- R / kg	/	- $ / oz - produced	42,580	36,951	31,615	39,783	206	187	153	196
Total production costs	- R / kg	/	- $ / oz - produced	54,514	47,423	40,004	50,991	263	240	194	252
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	975	964	830	969	31.33	31.00	26.69	31.17
Actual	- g	/	- oz	971	988	992	980	31.23	31.76	31.91	31.49
FINANCIAL RESULTS (MILLION)											
Gold income				68	64	60	132	11	10	9	21
Cost of sales				43	36	31	78	7	6	5	12
Cash operating costs				30	26	23	56	5	4	4	9
Other cash costs				2	2	1	4	-	-	-	1
Total cash costs				32	28	24	60	5	5	4	10
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				32	28	24	60	5	5	4	10
Amortisation of tangible assets				9	8	6	17	1	1	1	3
Inventory change				1	-	1	1	-	-	-	-
				25	29	30	54	4	5	5	9
Realised non-hedge derivatives				15	2	6	17	2	-	1	3
Gross profit excluding the effect of unrealised non-hedge derivatives				39	31	36	71	6	5	6	11
Capital expenditure				15	11	10	25	2	2	2	4

Rounding of figures may result in computational discrepancies.

Ghana

BIBIANI			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	-	-	3	-	-	-	3	-
Treated	- 000 tonnes	/ - 000 tons	-	-	3	-	-	-	3	-
Yield	- g / t	/ - oz / t	-	-	5.20	-	-	-	0.152	-
Gold produced	- kg	/ - oz (000)	-	-	16	-	-	-	1	-
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	582	601		1,184	642	663	-	1,305
Yield	- g / t	/ - oz / t	0.47	0.79	-	0.63	0.014	0.023	-	0.018
Gold produced	- kg	/ - oz (000)	274	476	-	749	9	15	-	24
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	-	-	1,561	-	-	-	1,721	-
Treated	- 000 tonnes	/ - 000 tons	-	-	604	-	-	-	666	-
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	-	6.48	-	-	-	6.48	-
Yield	- g / t	/ - oz / t	-	-	1.51	-	-	-	0.044	-
Gold in ore	- kg	/ - oz (000)	-	-	626	-	-	-	20	-
Gold produced	- kg	/ - oz (000)	-	-	915	-	-	-	29	-
TOTAL										
Yield [1]	- g / t	/ - oz / t	0.47	0.79	-	0.63	0.014	0.023	-	0.018
Gold produced	- kg	/ - oz (000)	274	476	931	749	9	15	30	24
Gold sold	- kg	/ - oz (000)	221	476	931	697	7	15	30	22
Price received	- R / kg	/ - $ / oz - sold	132,517	109,827	87,800	117,025	631	555	426	579
Total cash costs	- R / kg	/ - $ / oz - produced	85,963	55,531	60,929	66,650	412	281	296	329
Total production costs	- R / kg	/ - $ / oz - produced	117,938	85,933	91,334	97,627	569	435	443	484
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	899	880	407	889	28.90	28.29	13.10	28.59
Actual	- g	/ - oz	572	944	725	762	18.38	30.34	23.32	24.51
FINANCIAL RESULTS (MILLION)										
Gold income			29	52	79	82	4	8	12	13
Cost of sales			25	42	87	68	4	7	14	11
Cash operating costs			22	24	53	47	3	4	8	7
Other cash costs			1	2	4	3	-	-	1	1
Total cash costs			24	26	57	50	4	4	9	8
Rehabilitation and other non-cash costs			3	2	2	5	-	-	-	1
Production costs			25	29	59	54	4	5	9	9
Amortisation of tangible assets			7	12	26	19	1	2	4	3
Inventory change			(7)	1	2	(5)	(1)	-	-	(1)
			4	10	(7)	14	1	2	(1)	2
Realised non-hedge derivatives			-	-	3	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			4	10	(5)	14	1	2	(1)	2
Capital expenditure			-	1	17	1	-	-	3	-

[1] Total yield represents surface and dump reclamation

Rounding of figures may result in computational discrepancies.

Ghana

IDUAPRIEM - Attributable 85%			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	4,625	4,598	6,377	9,223	5,098	5,069	7,030	10,167
Treated	- 000 tonnes	/ - 000 tons	713	776	722	1,489	786	856	796	1,642
Stripping ratio	- t (mined total - mined ore) / t mined ore		4.68	4.36	6.37	4.52	4.68	4.36	6.37	4.52
Yield	- g / t	/ - oz / t	1.77	1.74	1.72	1.76	0.052	0.051	0.050	0.051
Gold in ore	- kg	/ - oz (000)	1,262	1,406	1,671	2,669	41	45	54	86
Gold produced	- kg	/ - oz (000)	1,265	1,351	1,241	2,616	41	43	40	84
HEAP LEACH OPERATION										
Gold produced	- kg	/ - oz (000)	-	-	3	-	-	-	-	-
TOTAL										
Yield [1]	- g / t	/ - oz / t	1.77	1.74	1.72	1.76	0.052	0.051	0.050	0.051
Gold produced	- kg	/ - oz (000)	1,265	1,351	1,244	2,616	41	43	40	84
Gold sold	- kg	/ - oz (000)	1,130	1,351	1,263	2,481	36	43	41	80
Price received	- R / kg	/ - $ / oz - sold	103,921	104,917	86,211	104,463	500	530	422	516
Total cash costs	- R / kg	/ - $ / oz - produced	84,886	71,477	69,809	77,962	408	362	339	384
Total production costs	- R / kg	/ - $ / oz - produced	110,484	96,068	89,551	103,040	532	487	435	509
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	681	609	729	645	21.88	19.57	23.43	20.73
Actual	- g	/ - oz	611	650	584	630	19.64	20.88	18.78	20.26
FINANCIAL RESULTS (MILLION)										
Gold income			103	117	98	221	16	19	15	35
Cost of sales			114	126	98	240	18	21	15	38
Cash operating costs			101	90	81	192	16	15	13	30
Other cash costs			6	6	6	12	1	1	1	2
Total cash costs			107	97	87	204	17	16	14	32
Rehabilitation and other non-cash costs			1	2	1	3	-	-	-	-
Production costs			109	98	88	207	17	16	14	33
Amortisation of tangible assets			28	28	21	56	4	5	3	9
Inventory change			(23)	-	(11)	(22)	(3)	-	(2)	(3)
			(11)	(9)	1	(20)	(2)	(2)	-	(3)
Realised non-hedge derivatives			14	24	11	39	2	4	2	6
Gross profit excluding the effect of unrealised non-hedge derivatives			4	15	11	19	-	2	2	3
Capital expenditure			3	1	5	4	-	-	1	1

[1] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Ghana

OBUASI			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes /	- 000 tons	607	575	556	1,182	669	634	613	1,303
Treated	- 000 tonnes /	- 000 tons	567	548	544	1,115	625	604	599	1,229
Yield	- g / t /	- oz / t	4.33	4.58	4.95	4.45	0.126	0.133	0.086	0.130
Gold produced	- kg /	- oz (000)	2,456	2,510	2,692	4,965	79	81	87	160
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes /	- 000 tons	619	570	478	1,189	683	628	527	1,311
Yield	- g / t /	- oz / t	0.54	0.56	0.50	0.55	0.016	0.016	0.015	0.016
Gold produced	- kg /	- oz (000)	333	322	241	654	11	10	8	21
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	352	724	1,007	1,076	388	798	1,110	1,186
Treated	- 000 tonnes /	- 000 tons	352	334	46	685	388	368	51	756
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	1.17	13.22	0.57	-	1.17	13.22	0.57
Yield	- g / t /	- oz / t	0.64	0.71	5.06	0.67	0.019	0.021	0.147	0.020
Gold in ore	- kg /	- oz (000)	286	480	224	766	9	15	7	25
Gold produced	- kg /	- oz (000)	225	238	234	463	7	8	8	15
TOTAL										
Yield [1]	- g / t /	- oz / t	4.33	4.58	4.95	4.45	0.126	0.133	0.086	0.130
Gold produced	- kg /	- oz (000)	3,013	3,069	3,166	6,082	97	99	102	196
Gold sold	- kg /	- oz (000)	2,673	3,048	3,196	5,721	86	98	103	184
Price received	- R / kg /	- $ / oz - sold	101,141	105,516	87,913	103,472	480	532	424	507
Total cash costs	- R / kg /	- $ / oz - produced	85,122	68,952	66,915	76,962	406	349	324	377
Total production costs	- R / kg /	- $ / oz - produced	122,025	102,679	93,257	112,263	583	520	451	551
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	223	216	358	219	7.16	6.96	11.51	7.06
Actual	- g /	- oz	223	209	155	216	7.17	6.72	4.99	6.94
FINANCIAL RESULTS (MILLION)										
Gold income			232	257	257	489	36	42	40	77
Cost of sales			326	315	310	642	50	51	48	101
Cash operating costs			243	199	199	443	37	32	31	70
Other cash costs			13	12	13	26	2	2	2	4
Total cash costs			256	212	212	468	39	34	33	74
Retrenchment costs			-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs			4	-	-	4	-	-	-	1
Production costs			260	212	212	472	40	34	33	74
Amortisation of tangible assets			108	103	83	211	17	17	13	33
Inventory change			(41)	-	14	(41)	(6)	-	2	(7)
			(94)	(58)	(53)	(152)	(15)	(10)	(8)	(24)
Realised non-hedge derivatives			38	65	24	103	6	10	4	16
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives			(56)	6	(29)	(50)	(9)	1	(5)	(8)
Capital expenditure			156	101	105	257	24	16	17	41

[1] Total yield represents underground operations

Rounding of figures may result in computational discrepancies.

Quarterly Report June 2006 - www.AngloGoldAshanti.com

Guinea

			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
SIGUIRI - Attributable 85%			**Rand / Metric**				**Dollar / Imperial**			
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,062	5,551	4,085	10,613	5,580	6,119	4,503	11,699
Treated	- 000 tonnes	/ - 000 tons	1,481	1,617	1,373	3,098	1,633	1,782	1,513	3,415
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.32	1.65	0.89	1.49	1.32	1.65	0.89	1.49
Yield	- g / t	/ - oz / t	1.16	1.01	1.35	1.08	0.034	0.030	0.039	0.032
Gold produced	- kg	/ - oz (000)	1,725	1,636	1,848	3,360	55	53	59	108
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	-	-	-	-	-	-	-	-
Placed [1]	- 000 tonnes	/ - 000 tons	-	-	79	-	-	-	87	-
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	-	-	-	-	-	-	-
Yield [2]	- g / t	/ - oz / t	-	-	1.24	-	-	-	0.036	-
Gold placed [3]	- kg	/ - oz (000)	-	-	97	-	-	-	3	-
Gold produced	- kg	/ - oz (000)	101	141	639	242	3	5	21	8
TOTAL										
Yield [4]	- g / t	/ - oz / t	1.16	1.01	1.35	1.08	0.034	0.030	0.039	0.032
Gold produced	- kg	/ - oz (000)	1,826	1,776	2,486	3,602	59	57	80	116
Gold sold	- kg	/ - oz (000)	1,826	1,776	2,326	3,602	59	57	75	116
Price received	- R / kg	/ - $ / oz - sold	109,887	104,936	88,283	107,446	519	529	426	524
Total cash costs	- R / kg	/ - $ / oz - produced	83,876	74,884	43,673	79,442	403	379	212	391
Total production costs	- R / kg	/ - $ / oz - produced	109,149	103,639	62,908	106,432	524	525	305	524
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	469	435	1,241	452	15.09	13.98	39.90	14.53
Actual	- g	/ - oz	447	474	774	460	14.37	15.22	24.87	14.78
FINANCIAL RESULTS (MILLION)										
Gold income			181	154	192	335	28	25	30	52
Cost of sales			184	163	145	346	28	26	23	54
Cash operating costs			129	120	102	249	20	19	16	39
Other cash costs			24	13	7	37	4	2	1	6
Total cash costs			153	133	109	286	24	22	17	45
Rehabilitation and other non-cash costs			1	1	7	3	-	-	1	-
Production costs			155	134	116	289	24	22	18	46
Amortisation of tangible assets			44	48	38	92	7	8	6	15
Inventory change			(15)	(19)	(9)	(34)	(3)	(3)	(1)	(6)
			(2)	(9)	48	(12)	-	(2)	7	(2)
Realised non-hedge derivatives			19	33	13	52	3	5	2	8
Gross profit excluding the effect of unrealised non-hedge derivatives			17	24	61	41	2	4	9	6
Capital expenditure			24	25	57	49	4	4	9	8

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40%			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm /	- 000 bcy	944	948	1,020	1,892	1,235	1,240	1,334	2,475
Mined	- 000 tonnes /	- 000 tons	2,402	2,424	2,786	4,826	2,648	2,672	3,071	5,320
Treated	- 000 tonnes /	- 000 tons	399	419	380	818	440	462	419	902
Stripping ratio	- t (mined total - mined ore) / t mined ore		2.78	3.10	2.48	2.93	2.78	3.10	2.48	2.93
Yield	- g / t /	- oz / t	4.22	4.03	5.51	4.12	0.123	0.118	0.161	0.120
Gold produced	- kg /	- oz (000)	1,684	1,689	2,095	3,374	54	54	67	108
Gold sold	- kg /	- oz (000)	1,520	1,640	2,025	3,161	49	53	65	102
Price received	- R / kg /	- $ / oz - sold	130,435	111,075	89,194	120,388	632	560	429	595
Total cash costs	- R / kg /	- $ / oz - produced	51,803	51,820	35,711	51,812	249	262	173	255
Total production costs	- R / kg /	- $ / oz - produced	66,241	70,132	52,583	68,190	318	355	255	336
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	2,464	2,551	2,295	2,507	79.22	82.01	73.79	80.62
Actual	- g /	- oz	2,010	1,944	3,742	1,976	64.62	62.50	120.31	63.54
FINANCIAL RESULTS (MILLION)										
Gold income			198	182	181	381	31	30	28	60
Cost of sales			101	116	107	217	16	19	17	34
Cash operating costs			73	75	62	148	11	12	10	23
Other cash costs			14	13	13	27	2	2	2	4
Total cash costs			87	88	75	175	13	14	12	28
Rehabilitation and other non-cash costs			1	1	1	1	-	-	-	-
Production costs			88	88	76	176	14	14	12	28
Amortisation of tangible assets			24	30	35	54	4	5	5	9
Inventory change			(10)	(3)	(3)	(13)	(2)	-	(1)	(2)
			97	66	73	163	15	11	11	26
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			97	66	73	163	15	11	11	26
Capital expenditure			1	2	-	3	-	-	-	1

Rounding of figures may result in computational discrepancies.

Quarterly Report June 2006 - www.AngloGoldAshanti.com

Mali

			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
SADIOLA - Attributable 38%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,112	913	1,172	2,025	1,455	1,194	1,533	2,648
Mined	- 000 tonnes	/ - 000 tons	2,240	1,909	2,169	4,148	2,469	2,104	2,391	4,573
Treated	- 000 tonnes	/ - 000 tons	459	423	444	881	506	466	489	972
Stripping ratio	- t (mined total - mined ore) / t mined ore		3.45	2.25	4.88	2.80	3.45	2.25	4.88	2.80
Yield	- g / t	/ - oz / t	3.50	3.11	3.02	3.32	0.102	0.091	0.088	0.097
Gold produced	- kg	/ - oz (000)	1,607	1,316	1,339	2,922	52	42	43	94
Gold sold	- kg	/ - oz (000)	1,542	1,313	1,299	2,855	50	42	42	92
Price received	- R / kg	/ - $ / oz - sold	129,893	109,331	89,147	120,435	628	553	427	593
Total cash costs	- R / kg	/ - $ / oz - produced	52,888	53,584	53,050	53,201	255	271	256	262
Total production costs	- R / kg	/ - $ / oz - produced	69,219	65,638	67,266	67,607	332	332	325	332
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,956	1,681	1,835	1,819	62.90	54.04	59.01	58.47
Actual	- g	/ - oz	1,954	1,567	1,757	1,758	62.84	50.37	56.49	56.53
FINANCIAL RESULTS (MILLION)										
Gold income			200	144	116	344	31	23	18	54
Cost of sales			109	90	89	199	17	15	14	32
Cash operating costs			71	60	63	131	11	10	10	21
Other cash costs			14	10	8	24	2	2	1	4
Total cash costs			85	71	71	155	13	11	11	25
Rehabilitation and other non-cash costs			-	6	1	6	-	1	-	1
Production costs			85	76	72	162	13	12	11	26
Amortisation of tangible assets			26	10	18	36	4	2	3	6
Inventory change			(2)	4	(1)	2	-	1	-	-
			91	53	26	145	14	9	4	23
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			91	53	26	145	14	9	4	23
Capital expenditure			7	4	13	11	1	1	2	2

Rounding of figures may result in computational discrepancies.

Mali

		Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
YATELA - Attributable 40%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	1,293	1,214	1,699	2,507	1,426	1,338	1,873	2,764
Placed [1]	- 000 tonnes / - 000 tons	325	327	319	652	358	360	352	718
Stripping ratio	- t (mined total - mined ore) / t mined ore	3.45	3.02	9.68	3.23	3.45	3.02	9.68	3.23
Yield [2]	- g / t / - oz / t	4.92	4.53	2.51	4.72	0.143	0.132	0.073	0.138
Gold placed [3]	- kg / - oz (000)	1,598	1,480	802	3,078	51	48	26	99
Gold produced	- kg / - oz (000)	1,242	1,023	705	2,265	40	33	23	73
Gold sold	- kg / - oz (000)	1,115	1,086	683	2,201	36	35	22	71
Price received	- R / kg / - $ / oz - sold	130,839	109,917	89,539	120,517	629	555	428	593
Total cash costs	- R / kg / - $ / oz - produced	48,496	43,910	61,786	46,425	232	222	299	228
Total production costs	- R / kg / - $ / oz - produced	63,636	59,183	82,056	61,625	305	300	398	303
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	1,411	1,209	1,180	1,310	45.35	38.88	37.92	42.12
Actual	- g / - oz	1,865	1,555	1,050	1,711	59.97	49.98	33.76	55.01
FINANCIAL RESULTS (MILLION)									
Gold income		146	119	61	265	23	19	9	42
Cost of sales		66	59	57	125	10	10	9	20
Cash operating costs		50	36	39	86	8	6	6	14
Other cash costs		10	9	4	19	2	1	1	3
Total cash costs		60	45	44	105	9	7	7	17
Rehabilitation and other non-cash costs		2	4	1	5	-	1	-	1
Production costs		62	49	44	110	10	8	7	17
Amortisation of tangible assets		17	12	13	29	3	2	2	5
Inventory change		(14)	(1)	(1)	(15)	(2)	-	-	(2)
		80	60	5	140	12	10	1	22
Realised non-hedge derivatives		-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives		80	60	5	140	12	10	1	22
Capital expenditure		1	-	5	1	-	-	1	-

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB				Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	645	459	312	1,104	844	600	408	1,444
Mined	- 000 tonnes	/	- 000 tons	1,902	1,365	1,018	3,267	2,097	1,504	1,122	3,601
Treated	- 000 tonnes	/	- 000 tons	318	315	283	633	351	348	312	698
Stripping ratio	- t (mined total - mined ore) / t mined ore			12.47	7.13	1.91	9.57	12.47	7.13	1.91	9.57
Yield	- g / t	/	- oz / t	2.15	2.15	1.98	2.15	0.063	0.063	0.058	0.063
Gold produced	- kg	/	- oz (000)	684	678	560	1,362	22	22	18	44
Gold sold	- kg	/	- oz (000)	629	680	558	1,308	20	22	18	42
Price received	- R / kg	/	- $ / oz - sold	130,685	109,373	88,761	119,614	638	553	427	593
Total cash costs	- R / kg	/	- $ / oz - produced	57,763	44,795	74,345	51,305	279	227	362	253
Total production costs	- R / kg	/	- $ / oz - produced	75,514	59,018	94,010	67,298	364	299	459	331
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	829	779	704	804	26.65	25.05	22.64	25.85
Actual	- g	/	- oz	747	698	596	722	24.00	22.44	19.16	23.20
FINANCIAL RESULTS (MILLION)											
Gold income				82	74	49	157	13	12	8	25
Cost of sales				45	41	55	86	7	7	9	14
Cash operating costs				39	30	41	69	6	5	6	11
Other cash costs				-	-	-	1	-	-	-	-
Total cash costs				39	30	42	70	6	5	7	11
Rehabilitation and other non-cash costs				-	-	6	-	-	-	1	-
Production costs				39	31	47	70	6	5	7	11
Amortisation of tangible assets				12	9	5	22	2	2	1	3
Inventory change				(7)	1	3	(5)	(1)	-	-	(1)
				37	33	(6)	70	6	5	(1)	11
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				37	33	(6)	70	6	5	(1)	11
Capital expenditure				5	5	14	10	1	1	2	2

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA [1]				Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	5,342	4,986	5,487	10,328	6,988	6,522	7,178	13,510
Mined	- 000 tonnes	/	- 000 tons	14,150	13,685	14,602	27,835	15,598	15,085	16,096	30,683
Treated	- 000 tonnes	/	- 000 tons	1,472	1,238	1,536	2,710	1,623	1,364	1,693	2,987
Stripping ratio	- t (mined total - mined ore) / t mined ore			8.90	12.45	8.20	10.38	8.90	12.45	8.20	10.38
Yield	- g / t	/	- oz / t	1.50	2.12	3.34	1.78	0.044	0.062	0.097	0.052
Gold produced	- kg	/	- oz (000)	2,203	2,626	5,133	4,829	71	84	165	155
Gold sold	- kg	/	- oz (000)	2,100	2,929	5,273	5,030	68	94	170	162
Price received	- R / kg	/	- $ / oz - sold	135,358	109,961	72,840	120,567	645	555	351	593
Total cash costs	- R / kg	/	- $ / oz - produced	105,814	72,557	68,422	87,728	507	368	331	432
Total production costs	- R / kg	/	- $ / oz - produced	128,519	92,656	84,160	109,016	617	470	408	537
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	969	859	1,042	914	31.14	27.60	33.49	29.37
Actual	- g	/	- oz	470	597	1,282	531	15.10	19.20	41.21	17.08
FINANCIAL RESULTS (MILLION)											
Gold income				173	246	381	418	26	40	59	66
Cost of sales				265	307	440	572	41	50	68	91
Cash operating costs				220	177	330	398	34	29	51	63
Other cash costs				10	11	21	22	2	2	3	3
Total cash costs				230	189	351	419	36	31	55	66
Rehabilitation and other non-cash costs				2	4	3	6	-	1	-	1
Production costs				232	192	354	425	36	31	55	67
Amortisation of tangible assets				48	49	78	97	7	8	12	15
Inventory change				(15)	66	8	51	(2)	11	1	8
				(93)	(62)	(59)	(154)	(14)	(10)	(9)	(25)
Realised non-hedge derivatives				112	76	3	188	17	12	-	30
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				19	15	(56)	34	3	2	(9)	5
Capital expenditure				84	52	63	135	13	8	10	21

[1] Operating statistics for the March 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.			Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006	Quarter ended June 2006	Quarter ended March 2006	Quarter ended June 2005	Six months ended June 2006
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	14,818	13,223	11,583	28,041	16,334	14,576	12,769	30,910
Placed [1]	- 000 tonnes	/ - 000 tons	5,705	5,176	4,773	10,881	6,289	5,706	5,262	11,995
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.57	1.56	1.81	1.57	1.57	1.56	1.81	1.57
Yield [2]	- g / t	/ - oz / t	0.54	0.50	0.62	0.52	0.016	0.015	0.018	0.015
Gold placed [3]	- kg	/ - oz (000)	3,080	2,606	2,959	5,686	99	84	95	183
Gold produced	- kg	/ - oz (000)	2,030	1,984	2,215	4,014	65	64	71	129
Gold sold	- kg	/ - oz (000)	2,009	2,031	2,227	4,040	65	65	72	130
Price received	- R / kg	/ - $ / oz - sold	59,038	73,057	74,928	66,085	288	370	359	329
Total cash costs [4]	- R / kg	/ - $ / oz - produced	49,987	48,627	47,084	49,315	242	246	227	244
Total production costs	- R / kg	/ - $ / oz - produced	74,525	69,744	68,225	72,162	360	353	329	356
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,835	2,343	2,723	2,591	91.15	75.32	87.56	83.29
Actual	- g	/ - oz	2,069	2,082	2,322	2,075	66.53	66.93	74.65	66.73
FINANCIAL RESULTS (MILLION)										
Gold income			85	129	155	214	13	21	24	34
Cost of sales			151	138	151	290	23	23	23	46
Cash operating costs			153	147	141	299	24	24	22	47
Other cash costs			9	3	7	12	1	1	1	2
Total cash costs			161	150	147	311	25	24	23	49
Rehabilitation and other non-cash costs			3	2	2	6	-	-	-	1
Production costs			165	152	150	317	26	25	23	50
Amortisation of tangible assets			96	51	63	148	14	8	10	23
Inventory change			(110)	(65)	(62)	(175)	(17)	(11)	(10)	(27)
			(66)	(10)	3	(76)	(10)	(2)	-	(12)
Realised non-hedge derivatives			34	20	12	53	5	3	2	9
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives			(33)	10	16	(23)	(5)	2	2	(3)
Capital expenditure			16	27	14	43	2	4	2	7

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.

Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman [#]
Mrs E le R Bradley
R E Bannerman [†]
C B Brayshaw
Dr S E Jonah KBE [†]
R Médori ~ (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British   [#] American   [†] Ghanaian
~ French   ! Brazilian

Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 27, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary